NOTICE OF 2012 ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on June 13, 2012

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares (“Shares”) of Penn West Petroleum Ltd. (“Penn West”) will be held in the Wildrose Ballroom of the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta on Wednesday, June 13, 2012, at 10:00 a.m. (Mountain Daylight Time) for the following purposes:

1.	to receive and consider the consolidated financial statements of Penn West for the year ended December 31, 2011 and the auditors’ report thereon;

2.	to appoint the auditors of Penn West for the ensuing year;

3.	to elect directors of Penn West for the ensuing year;

4.	to hold a non-binding advisory vote on Penn West’s approach to executive compensation described in the accompanying Information Circular; and

5.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 3, 2012. Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by our registrar and transfer agent, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile at 1-416-368-2502, in each case by not later than 10:00 a.m. (Mountain Daylight Time) on June 11, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. Shareholders may also use a touch tone telephone to transmit voting instructions on or before the date and time noted above, although Shareholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. In addition, Shareholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Shareholder’s behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Shareholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters that are not yet determined. Holders of Shares who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

Dated at the City of Calgary, in the Province of Alberta, this 3rd day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF PENN WEST PETROLEUM LTD.

(signed) “Murray R. Nunns”
Murray R. Nunns President and Chief Executive Officer Penn West Petroleum Ltd.

INFORMATION CIRCULAR AND PROXY STATEMENT

DATED MAY 3, 2012

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF PENN WEST PETROLEUM LTD.

TO BE HELD ON WEDNESDAY, JUNE 13, 2012

VOTING INFORMATION

Solicitation of Proxies

This Information Circular and Proxy Statement is furnished in connection with the solicitation of proxies by management of Penn West Petroleum Ltd. (“Penn West”), for use at the Annual and Special Meeting of the holders (the “Shareholders”) of the common shares (“Shares”) of Penn West (the “Meeting”) to be held on the 13th day of June, 2012, at 10:00 a.m. (Mountain Daylight Time) in the Wildrose Ballroom of the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting enclosed herewith. Defined terms used in this Information Circular and Proxy Statement that are not otherwise defined herein have the meanings ascribed thereto in Appendix C – Glossary of Frequently Used Defined Terms and Oil and Gas Information Advisory.

The solicitation will be primarily by mail, but proxies may also be solicited personally by directors, employees of Penn West. We have also retained Phoenix Advisory Partners to solicit proxies for us in Canada and the United States at a fee of approximately $40,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Penn West.

Accompanying this Information Circular is an Instrument of Proxy for holders of Shares. Instruments of Proxy must be received by CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile at 1-416-368-2502, by not later than 10:00 a.m. (Mountain Daylight Time) on June 11, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. The record date for the Meeting is the close of business on May 3, 2012 (the “Record Date”). Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even though the Shareholder has since that time disposed of his or her Shares, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

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The persons named in the enclosed form of proxy are directors or officers of Penn West. Each Shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Notice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Penn West as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the registrar and transfer agent for Penn West. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Shares for their clients. Penn West does not know for whose benefit the Shares registered in the name of CDS & Co. are held. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered Shareholder and vote your Shares in that capacity. If you wish to attend the Meeting and vote your own Shares, you must do so as proxyholder for the registered Shareholder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

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Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of CIBC Mellon Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

The solicitation is made on behalf of management of Penn West. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular will be borne by Penn West. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Penn West, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

The Shares represented by proxies in favour of management nominees shall be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by Penn West are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular and Proxy Statement, management of Penn West knows of no such amendment, variation or other matter.

Voting by Telephone

Shareholders may use any touch-tone telephone to transmit their voting instructions. To do so, Shareholders must telephone toll-free 1-866-221-8257 (English only) and follow the instructions provided. Shareholders should have the instrument of proxy in hand when they call. Each Shareholders’ 12-digit control number is located on the Instrument of Proxy at the bottom left hand side. If you vote by telephone, your vote must be received by not later than 10:00 a.m. (Mountain Daylight Time) on June 11, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. Shareholders cannot use the telephone voting service if they wish to designate another person to attend and vote on their behalf at the Meeting.

Voting by Internet

Shareholders may use the internet at www.proxypush.ca/pwt to transmit their voting instructions and for electronic delivery of information. Shareholders should have the Instrument of Proxy in hand when they access the web site. Shareholders will be prompted to enter their 12-digit control number which is located on the Instrument of Proxy on the bottom left hand side. If Shareholders vote by internet, their vote must be received by not later than 10:00 a.m. (Mountain Daylight Time) on June 11, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. The website may be used to appoint a

4	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

proxyholder to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions. Please note that if a Shareholder appoints a proxyholder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Shareholder may resubmit their proxy, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Voting Shares and Principal Holders thereof

Penn West is authorized to issue an unlimited number of Shares. As at May 3, 2011, approximately 474,577,992 Shares were issued and outstanding. Penn West is also entitled to issue 90,000,000 preferred shares. As at May 3, 2012, no preferred shares had been issued. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share of which such Shareholder is the registered holder. All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

If two or more persons hold Shares jointly, one of those holders present at the Meeting may in the absence of the others vote the Shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the Shares jointly held by them. To the knowledge of the directors and executive officers of Penn West, no person or company beneficially owns, controls or directs, directly or indirectly, Shares carrying 10 percent or more of the voting rights attached to the issued and outstanding Shares.

Quorum for Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than one-quarter of the outstanding Shares entitled to vote at the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

Except for the advisory resolution on executive compensation, which shall not be binding upon Penn West, all of the matters to be considered at the Meeting are ordinary resolutions requiring approval by a majority of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

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MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of Penn West for the year ended December 31, 2011, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials, together with this Information Circular, in accordance with applicable securities laws. A copy of such financial statements is also available through the internet on Penn West’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

Appointment of Auditor

The Board recommends that KPMG LLP, Chartered Accountants (“KPMG”), be appointed auditor of Penn West for the ensuing year at a remuneration to be approved by the Board.

KPMG was the auditor of Penn West’s predecessor, Penn West Energy Trust (the “Trust”), from the Trust’s inception on April 22, 2005 until its conversion to Penn West as of January 1, 2011, and has acted as Penn West’s auditor since January 1, 2011. Prior to April 22, 2005, KPMG served as the auditor of the Trust’s predecessor, Penn West Petroleum Ltd., since 2002.

Shareholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of Penn West until the next annual meeting of the Shareholders.

Election of Directors of Penn West

The articles of Penn West provide for a minimum of three (3) directors and a maximum of twelve (12) directors. There are currently ten (10) directors and the Board of Directors of Penn West (the “Board”) has determined that the number of directors will be increased to eleven (11) members and has fixed the number of directors to be elected at the Meeting for the ensuing year at eleven (11) members. All of the current directors have been elected for a term of one (1) year. Shareholders are entitled to elect all eleven (11) of the members of the Board by a vote of Shareholders at the Meeting.

The eleven (11) nominees for election as directors of Penn West by Shareholders are as follows:

James E. Allard	Shirley A. McClellan

William E. Andrew	Murray R. Nunns

George H. Brookman	Frank Potter

John A. Brussa	Jack Schanck

Gillian H. Denham	James C. Smith

Daryl H. Gilbert

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Individual Director Nomination and Voting Policy

Penn West has a director nomination and voting policy providing for individual director nomination and voting. Such director nomination and voting policy provides that in uncontested elections (i.e. elections where the number of nominees for directors is equal to the number of directors to be elected):

1.	In the event that any nominee for director receives a greater number of votes “withheld” than votes “for” his or her election as a director, then promptly following the meeting of Shareholders at which such votes were cast, the Governance Committee of the Board (the “Governance Committee”) will consider whether or not it is appropriate to recommend to the Board that such director be requested to submit his or her resignation to the Governance Committee.

2.	The determination as to whether or not such resignation will be requested shall be in the discretion of the Governance Committee and the Board, having regard to all factors considered relevant in the discretion of the Governance Committee and the Board, including but not limited to, the performance review feedback received from members of the Board pursuant to Penn West’s annual Board performance review process.

3.	Within 90 days of the Shareholders meeting at which the votes were cast, a news release will be issued by Penn West announcing whether or not the Director in question will continue to serve on the Board.

In accordance with this new policy, the form of proxy or voting instruction form for this Meeting provides for voting for individual directors as opposed to voting for a slate of directors.

Certain information in respect of the nominees for election as directors of Penn West is in this Information Circular under “Information Concerning the Board and Director Nominees - Biographical Information for Director Nominees”.

Non-Binding Advisory Vote on Approach to Executive Compensation

As part of Penn West’s ongoing commitment to robust governance practices, Shareholders are being provided an opportunity to participate in a non-binding ‘say on pay’ shareholder advisory vote with respect to Penn West’s approach to executive compensation as disclosed in this Information Circular. In March 2011, the Board passed a resolution to offer such an opportunity to Shareholders annually commencing in 2012.

This non-binding advisory vote on executive compensation will provide you as a Shareholder with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Information Circular dated May 3, 2012 and delivered in connection with the 2012 Annual and Special Meeting of Shareholders of the Corporation.”

The Board unanimously recommends that Shareholders vote in favour of the non-binding advisory resolution set out above. The persons designated in the enclosed Instrument of Proxy, unless instructed otherwise, intend to vote FOR the non-binding advisory resolution.

As this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board will consider the outcome of the vote in reviewing the Corporation’s approach to executive compensation in the future.

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INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

BIOGRAPHICAL INFORMATION FOR DIRECTOR NOMINEES

Certain information in respect of the nominees for election as directors of Penn West, including their names, municipalities, provinces and countries of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of Penn West (or its predecessors), and the number of securities of Penn West beneficially owned or controlled or directed, directly or indirectly, by each nominee as at May 3, 2012, is set forth below.

JAMES E. ALLARD

Mr. Allard is an independent director and business advisor. He has a Bachelor of Science degree in Business Administration from the University of Connecticut and completed the Advanced Management Program at Harvard University. Mr. Allard has focused his career on international finance in the petroleum industry for over 42 years, during which time he has served as the Chief Executive Officer, Chief Financial Officer and/or a director of a number of publicly traded and private companies. Over the past eleven years he has served on the board of the Alberta Securities Commission, acted as the sole external trustee and advisor to a mid-sized pension plan and served as a director and advisor to several companies. From 1981 to 1995, Mr. Allard served as a senior executive officer of Amoco Corporation and as a director of Amoco Canada, which at that time was Canada’s largest natural gas producer. In addition, Mr. Allard is a member of the Institute of Corporate Directors.

Calgary, Alberta, Canada Age: 69 Independent Director Director Since: June 30, 2006	Board/Committee Membership in 2011(1)	Attendance	Attendance (Total)
	Board	10/10(2)	19/19
	Audit Committee	5/5	(100%)
	Human Resources & Compensation Committee (Chair)	4/4

Areas of Expertise	Ownership(3)
Corporate Finance	Shares:	16,240	(10)
Human Resources and Compensation	Deferred Share Units:	2,295
Market Regulation	Options:	n/a	(4)
Oil and Natural Gas Industry	Share Rights:	50,000
Public Company Senior Officer Experience	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

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WILLIAM E. ANDREW

Mr. Andrew is the Vice-Chairman of the Board of Penn West, a position he has held since August 2011. He acted as the Senior Executive Officer of Penn West from December 1992, including as the Chief Executive Officer from June 2005, until his appointment as Vice-Chairman. During this time, he led the company from a small capital explorer to one of Canada’s largest senior oil and gas exploration and production companies. Mr. Andrew has also served as the Executive Chairman of Guide Exploration Ltd. (“Guide”) since August 2011 and the Chief Executive Officer of Guide since November 2011. Mr. Andrew is a Petroleum Engineer with 35 years of oil and natural gas industry experience. He received his engineering diploma from the University of Prince Edward Island in 1973 and a bachelor degree in engineering from Nova Scotia Technical College in 1975. Prior to joining Penn West, Mr. Andrew held senior positions at Gulf Canada, Shell Canada, Canadian Occidental Petroleum and Ocelot Industries and served as a Vice-President at Opinac Exploration. Mr. Andrew is currently serving his second term as Chancellor of the University of Prince Edward Island, Director of The Fathers of Confederation Buildings Trust, Board of Management member of the Alberta Economic Development Authority and honorary co-chair of L.M. Montgomery Land Trust fundraising campaign. He has served as a Trustee of the Grace Hospital as well as on the Board of Governors of the Canadian Association of Petroleum Producers, and is a former Director of the Canadian Wind Institute.

Calgary, Alberta, Canada Age: 59 Vice-Chairman Director Since: June 3, 1994	Board/Committee Membership in 2011(1)	Attendance	Attendance (Total)
	Board	10/10(2)	10/10 (100%)

Areas of Expertise	Ownership(3)
Engineering	Shares:	213,468	(10)
Health & Safety	Deferred Share Units:	971
Human Resources and Compensation	Options:	250,000
Oil and Natural Gas Exploration and Production	Share Rights:	Nil
Oil and Natural Gas Industry	Restricted Options:	316,666
Public Company CEO Experience Reserves	Restricted Rights:	316,666

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GEORGE H. BROOKMAN

Since 1984, Mr. Brookman has been the Chief Executive Officer of West Canadian Industries Group Inc., a digital printing and document management company. In 1984, Mr. Brookman acquired West Canadian Industries Group and under his leadership, it has become one of Canada’s largest privately held digital printing and imaging service companies. He is also a partner in Vistek, a major retail camera operation with stores in Toronto, Ottawa, Mississauga, Calgary and Edmonton. He was also the founder of Commonwealth Legal Inc., Canada’s only national litigation support services company. Prior to acquiring West Canadian Industries Group, Mr. Brookman was involved for many years in the commercial development industry in the Real Estate Group at Manulife and later as the Vice-President of ATCO Development Ltd. In addition to his over 35 years of business experience, Mr. Brookman has been active in the community and is currently the Chairman of the Board for Tourism Calgary and Immediate Past President and Chairman of the Calgary Exhibition and Stampede. In addition, Mr. Brookman is a member of the Institute of Corporate Directors.

Calgary, Alberta, Canada Age: 65 Independent Director Director Since: August 3, 2005	Board/Committee Membership in 2011(1)	Attendance		Attendance (Total)
	Board	10/10	(2)	17/17 (100%)
	Governance Committee (Chair)	3/3
	Human Resources & Compensation Committee	4/4

Areas of Expertise	Ownership(3)
Compensation and Human Resources	Shares:	15,000	(10)
Corporate Governance	Deferred Share Units:	360
Public/Community Relations	Options:	n/a	(4)
Private Company CEO Experience	Share Rights:	Nil
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

JOHN A. BRUSSA

Mr. Brussa is a Senior Partner of Burnet, Duckworth & Palmer LLP, a Calgary-based law firm, specializing in the area of taxation. Mr. Brussa attended the University of Windsor where he received his law degree in 1981. He has been with Burnet, Duckworth & Palmer LLP since 1982 and his current practice includes structured finance, taxation of international energy operations, corporate and income trust restructuring and reorganization, dispute resolution and acquisitions and divestitures. He has lectured extensively to the Canadian Tax Foundation, the Canadian Institute, the Canadian Petroleum Tax Society and Insight. Mr. Brussa is also a director of a number of energy and energy-related corporations. In addition, Mr. Brussa is a past Governor of the Canadian Tax Foundation and is a director or trustee of a number of charitable or non-profit organizations.

Calgary, Alberta, Canada Age: 55 Chairman of the Board Independent Director Director Since: April 21, 1995	Board/Committee Membership in 2011(1)	Attendance		Attendance (Total)
	Board (Chairman)	10/10	(2)	10/10 (100%)

Areas of Expertise	Ownership(3)
Finance	Shares:	516,910	(10)
Governance	Deferred Share Units:	719
Income Trusts	Options:	n/a	(4)
Legal	Share Rights:	Nil
Taxation	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

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GILLIAN H. DENHAM

Ms. Denham, a Corporate Director, sits on the board of Morneau Shepell Inc., a provider of human resource consulting and outsourcing services, and the board of National Bank of Canada. From 2001 to 2005, she was Vice Chair, Retail Markets at Canadian Imperial Bank of Commerce (CIBC). Ms. Denham joined Wood Gundy in 1983, subsequently acquired by CIBC, as an Assistant Vice-President in Corporate Finance. Throughout her career at CIBC, she held progressively more senior roles. From 2006 to 2010, she was a member of the board of directors and Chair of the Human Resources and Compensation Committee of the Ontario Teachers’ Pension Plan. Ms. Denham is a member of the board of directors and the audit committee of Upper Canada College. She holds an Honours Business Administration (HBA) from University of Western Ontario School of Business and an MBA from Harvard Business School.

Toronto, Ontario, Canada Age: 51 New Independent Director Nominee	Board/Committee Membership in 2011(1)	Attendance	Attendance (Total)
	n/a	n/a	n/a

Areas of Expertise	Ownership(3)
Capital Markets	Shares:	Nil
Corporate Governance	Deferred Share Units:	n/a
Finance	Options:	n/a
Human Resources and Compensation	Share Rights:	n/a
Public Company Senior Officer Experience	Restricted Options:	n/a
	Restricted Rights:	n/a

DARYL GILBERT

Mr. Gilbert has been active in the western Canadian oil and natural gas sector for over 30 years, working in reserves evaluation with Gilbert Laustsen Jung Associates Ltd. (now GLJ Petroleum Consultants Ltd.) (“GLJ”), an engineering consulting firm, from 1979 to 2005. Mr. Gilbert served as President and Chief Executive Officer of GLJ from 1994 to 2005. Since 2005, Mr. Gilbert has been an independent businessman and investor, and serves as a director for a number of public and private entities. Mr. Gilbert is a graduate of the University of Manitoba with a Bachelor of Science in Engineering and is a Registered Professional Engineer in Alberta.

Calgary, Alberta, Canada Age: 60 Independent Director Director Since: January 11, 2008	Board/Committee Membership in 2011(1)	Attendance		Attendance (Total)
	Board	9/10	(2)	16/17 (94%)
	Health, Safety, Environment & Regulatory Committee	2/2
	Reserves Committee (Chair)	5/5

Areas of Expertise	Ownership(3)
Engineering	Shares:	5,264	(10)
Oil and Natural Gas Industry	Deferred Share Units:	3,255
Reserves	Options:	n/a	(4)
	Share Rights:	Nil
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

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SHIRLEY A. MCCLELLAN

Mrs. McClellan has served as the Chancellor of the University of Lethbridge since February 2011. In addition, Mrs. McClellan is Distinguished Scholar in Residence at the University of Alberta for the Faculties of Agriculture and Rural Economy and the School of Business, lecturing primarily in Rural Economy and the School of Business. In addition, Mrs. McClellan serves as the Chair of Horse Racing Alberta, a private not-for-profit corporation. Mrs. McClellan brings to Penn West the experience gained over 20 years of distinguished service to the Province of Alberta. Her career included the offices of Deputy Premier of Alberta from 2001 to 2007, Minister of Finance of Alberta from 2004 to 2007 and Chair of the Treasury Board and Vice-Chair of the Agenda and Priorities Committee of the Government of Alberta. Mrs. McClellan served a total of six terms as a Member of the Alberta Legislative Assembly representing the constituency of Drumheller-Stettler. Over this time period, she held numerous other portfolios, including Minister of Agriculture, Food and Rural Development, Minister of International and Intergovernmental Relations, Minister of Community Development, and Minister of Health.

Hanna, Alberta, Canada Age: 70 Independent Director Director Since: June 8, 2007	Board/Committee Membership in 2011(1)	Attendance		Attendance (Total)
	Board	10/10	(2)
	Audit Committee	5/5		19/19
	Health, Safety, Environment & Regulatory Committee(7)	2/2		(100%)
	Human Resources & Compensation Committee	2/2

Areas of Expertise	Ownership(3)
Community, Public and Government Relations	Shares:	6,370	(10)
Finance	Deferred Share Units:	3,255
Health and Safety	Options:	n/a	(4)
	Share Rights:	Nil
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

MURRAY R. NUNNS	Mr. Nunns is the President & Chief Executive Officer of Penn West, a position he has held since August 2011. Prior to his appointment as Chief Executive Officer, Mr. Nunns served as the President & Chief Operating Officer of Penn West from February 2008. In addition, Mr. Nunns served as member of the Board of Penn West from May 31, 2005 until January 11, 2008(9), during which time he also served as the Chairman of the Reserves Committee. Mr. Nunns is a professional geologist who has held a number of executive positions in the Canadian oil and natural gas industry prior to his time with Penn West. He served as the Chairman of Monterey Exploration Ltd., a public oil and gas company, from 2005 until September 2010. From 2003 to 2005, he served as the President and Chief Executive Officer of Crispin Energy Inc., a public oil and gas company. From 1993 to 2002, he held a variety of management positions at Rio Alto Exploration Ltd., a public oil and gas company, including Executive Vice President of Exploration and Development and Chief Operating Officer.
Calgary, Alberta, Canada Age: 56 President & Chief Executive Officer Director Since: June 9, 2009(9)	Board/Committee Membership in 2011(1)	Attendance		Attendance (Total)
	Board	10/10	(2)	10/10 (100%)

Areas of Expertise	Ownership(3)
Geology	Shares:	141,858	(10)
Human Resources and Compensation	Deferred Share Units:	n/a	(6)
Oil and Natural Gas Exploration and Production	Options:	550,000
Oil and Natural Gas Industry	Share Rights:	Nil
Public Company CEO Experience	Restricted Options:	500,000
Reserves	Restricted Rights:	500,000

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FRANK POTTER

Mr. Potter has a background in international banking in Europe, the Middle East and the United States. He managed the international business of one of Canada’s principal banks before being appointed Executive Director of the World Bank in Washington where he served for nine years. Mr. Potter subsequently served as a Senior Advisor at the Department of Finance for the Canadian government. He is currently the Chairman of Emerging Markets Advisors, Inc., a Toronto based consultancy that assists corporations in making and managing direct investments internationally. Mr. Potter serves on a number of boards, including Canadian Tire Corporation, Limited, the Royal Ontario Museum and Biovail Corporation.

Toronto, Ontario, Canada Age: 75 Independent Director Director Since: June 30, 2006	Board/Committee Membership in 2011(1)	Attendance	Attendance (Total)
	Board	10/10(2)	18/18 (100%)
	Audit Committee	5/5
	Governance Committee	3/3

Areas of Expertise	Ownership(3)
Capital Markets	Shares:	18,113	(10)
Corporate Governance	Deferred Share Units:	3,435
Finance	Options:	n/a	(4)
International Markets	Share Rights:	50,000
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

JACK SCHANCK

Mr. Schanck brings over 31 years of experience in the US and Canadian international oil and natural gas industry, as a geologist and an experienced manager. Since December 2010, Mr. Schanck has held the position of President, Chief Executive Officer and director of Sonde Resources Corp. (an Alberta-based oil and natural gas exploration company). Prior thereto, Mr. Schanck was an independent businessman from January 2010 until December 2010, and from 2007 to 2009, the Managing Partner of Tecton Energy (“Tecton”), following the merger of SouthView Energy and Tecton. Prior to joining Tecton, Mr. Schanck was Chief Executive Officer of SouthView Energy, an independent oil and natural gas investment vehicle funded by Jefferies Capital Partners and Quantum Energy Partners. For over five years before starting SouthView Energy, Mr. Schanck served as Co-Chief Executive Officer of Samson Investment Company (“Samson”), a large private oil and natural gas company based in the U.S. Prior to his work with Samson, Mr. Schanck held a variety of technical and managerial positions, over a 23-year period with Unocal Corporation, including President of Spirit Energy (the domestic exploration and production portion of Unocal), Executive Vice President, International, Executive Vice President, World Wide Exploration, and President of Unocal Canada.

Canmore, Alberta, Canada Age: 60 Independent Director Director Since: June 2, 2008	Board/Committee Membership in 2011(1)	Attendance	Attendance (Total)
	Board	9/10(2)(11)
	Governance Committee	1/1	17/18(11)
	Health, Safety, Environment & Regulatory Committee (Chair)	2/2	(94%)
	Reserves Committee	5/5

Areas of Expertise	Ownership(3)
Geology	Shares:	10,000	(10)
Health & Safety	Deferred Share Units:	3,255
Oil and Natural Gas Industry	Options:	n/a	(4)
Public Company CEO Experience Reserves	Share Rights:	Nil
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

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JAMES C. SMITH

Mr. Smith is a Chartered Accountant with over 35 years of experience in public accounting and industry. Since 1998, he has been a business consultant and independent director to a number of public and private companies operating in the oil and natural gas industry. From February 2002 to June 2006, he served as the Vice-President and Chief Financial Officer of Mercury Energy Corporation, a private oil and natural gas company. Mr. Smith also held the position of Chief Financial Officer of Segue Energy Corporation, a private oil and natural gas company, from January 2001 to August 2003. From 1999 to 2000, Mr. Smith was the Vice-President and Chief Financial Officer of Probe Exploration Inc., a publicly traded oil and natural gas company. Mr. Smith served as the Vice-President and Chief Financial Officer of Crestar Energy Inc. from its inception in 1992 until 1998, during which time the company completed an initial public offering, was listed on the Toronto Stock Exchange and completed several major debt and equity financing transactions.

Calgary, Alberta, Canada Age: 61 Independent Director Director Since: May 31, 2005	Board/Committee Membership in 2011(1)	Attendance	Attendance (Total)
	Board	10/10(2)
	Audit Committee (Chair)	5/5	22/22
	Human Resources & Compensation Committee(8)	2/2	(100%)
	Reserves Committee	5/5

Areas of Expertise	Ownership(3)
Accounting (Audit Committee financial expert)	Shares:	40,000	(10)
Business Strategy	Deferred Share Units:	2,896
Finance	Options:	n/a	(4)
Public Company Senior Officer Experience	Share Rights:	Nil
	Restricted Options:	n/a	(5)
	Restricted Rights:	n/a	(5)

Notes:

(1)	Reflects memberships on standing committees of the Board.
(2)	Board meeting attendance includes two strategy meetings.
(3)	Reflects the number of securities of Penn West beneficially owned or controlled or directed, directly or indirectly, by each nominee as at May 3, 2012 and based on information provided to Penn West by each nominee (in the case of Shares only).
(4)	Non-Employee Directors are not eligible to participate in the Stock Option Plan.
(5)	Non-Employee Directors are not eligible to hold Restricted Options or Restricted Rights.
(6)	Management Directors are not eligible to participate in the Deferred Share Unit Plan.
(7)	Mrs. McClellan was appointed to the Human Resources & Compensation Committee as of June 9, 2011.
(8)	Mr. Smith ceased to be a member of the Human Resources & Compensation Committee as of June 9, 2011.
(9)	Mr. Nunns was a member of the Board from May 31, 2005 to January 11, 2008, and rejoined the Board as of June 9, 2009.
(10)	Does not include any Shares that may have been acquired by the director, directly or indirectly, under Penn West’s Dividend Reinvestment Plan since December 31, 2011. In the cases of Mr. Andrew and Mr. Nunns, does not include any Shares that may have been acquired by them, directly or indirectly, under the Savings Plan since December 31, 2011.
(11)	Mr. Schanck missed one Board meeting in 2011 due to teleconference technical difficulties.

14	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

BOARD COMMITTEE COMPOSITIONS

The following table identifies the Board’s committees and their members as at May 3, 2012.

Committees (Number of Members)

Director	Audit Committee (4)	Governance Committee (3)	Human Resources and Compensation Committee (3)	Reserves Committee (3)	Health, Safety and Environment Committee (3)
James E. Allard	X		Chair
William E. Andrew(1)
George H. Brookman		Chair	X
John A. Brussa(2)
Daryl Gilbert				Chair	X
Shirley A. McClellan	X		X		X
Murray R. Nunns(1)
Frank Potter	X	X
Jack Schanck		X		X	Chair
James C. Smith	Chair			X

Notes:

(1)	As Employee Directors, Messrs. Andrew and Nunns do not serve on any committees of the Board.
(2)	As Chairman of the Board, Mr. Brussa does not serve on any committees of the Board.

DIRECTOR INDEPENDENCE

The Board is responsible for determining whether or not each director and director nominee is independent. In making this determination, the Board applies the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). In applying this definition, the Board considers all relationships of the director nominees with Penn West, including business, family and other relationships. The Board also determines whether each member of Penn West’s Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended. The Board has opted not to adopt the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual.

The Board has determined that Mr. Andrew is not independent, as he served as the Chief Executive Officer of Penn West until August 2011. Similarly, the Board has determined that Mr. Nunns is not independent, as he is the President and Chief Executive Officer of Penn West. The Board has determined that all other director nominees are independent under the standards of NI 58-101. In addition, all members of the Board’s committees have been determined to be independent. All Audit Committee members have been determined to be independent under any additional regulatory requirements applicable to them.

Mr. Brussa is a senior partner with the law firm of Burnet, Duckworth & Palmer LLP (“BD&P”). BD&P provides legal services to Penn West. The Governance Committee has reviewed and considered this relationship and recommended to the Board, and the Board has unanimously determined, that such relationship does not interfere with the exercise of Mr. Brussa’s independent judgement in his role as a member of the Board. In reaching this determination, the Governance Committee and the Board considered a number of factors, including in particular, that: (a) Mr. Brussa is not involved in, or responsible for, the day-to-day provision of legal services to Penn West; (b) Mr. Brussa’s share of legal fees received by BD&P from Penn West do not represent a significant source of income for Mr. Brussa; (c) the legal fees incurred by Penn West to BD&P in 2011 were not a material portion of BD&P’s total revenue for the year; (d) Penn West’s legal services are provided by various different legal service providers and the legal fees paid to BD&P do not represent a disproportionate share of Penn West’s total

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legal fees paid, relative to other legal service providers to Penn West; and (e) Mr. Brussa’s conduct at all times in relation to Penn West has demonstrated that Mr. Brussa’s relationship with BD&P does not impair his ability to exercise independent judgement in his role as a member of the Board.

Mr. Potter currently serves on the audit committees of more than three public companies, including the Audit Committee of Penn West. The Governance Committee has reviewed and considered these audit committee memberships and recommended to the Board, and the Board has unanimously determined, that such other audit committee memberships do not impair Mr. Potter’s ability to serve on the Audit Committee of Penn West. Until April 20, 2012, Mr. Smith also served on the audit committees of more than three public companies, including the Audit Committee of Penn West. The Governance Committee reviewed and considered these audit committee memberships and recommended to the Board, and the Board unanimously determined, that such other audit committee memberships did not impair Mr. Smith’s ability to serve on the Audit Committee of Penn West. However, one of the companies has since been acquired by another company and Mr. Smith no longer serves on the applicable Board, so as at the date of this Information Circular, Mr. Smith no longer served on the audit committees of more than three public companies.

The following table reflects the determinations made by the Board with respect to the independence of each director nominee.

Director	Management	Independent	Not Independent	Reason for Non-Independence
James E. Allard		X
William E. Andrew			X	Mr. Andrew served as the Chief Executive Officer of Penn West until August 2011.
George H. Brookman		X
John A. Brussa		X
Gillian H. Denham		X
Daryl Gilbert		X
Shirley A. McClellan		X
Murray R. Nunns	X		X	Mr. Nunns is the President & Chief Executive Officer of Penn West.
Frank Potter		X
Jack Schanck		X
James C. Smith		X

16	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

DIRECTOR ATTENDANCE RECORD

The attendance record of each individual who served as a member of the Board in 2011 for all Board meetings and meetings of standing committees of the Board held in 2011 is set forth below.

Director	Board(1)	Audit Committee	Governance Committee	Health, Safety & Environment Committee	HR&C Committee	Reserves Committee	Total
James E. Allard	10/10	5/5	—	—	4/4	—	19/19 (100%)
William E. Andrew	10/10	—	—	—	—	—	10/10 (100%)
Robert G. Brawn	4/4(2)	—	2/2(2)	1/1(2)	—	—	7/7 (100%)
George H. Brookman	10/10	—	3/3	—	4/4	—	17/17 (100%)
John A. Brussa	10/10	—	—	—	—	—	10/10 (100%)
Daryl Gilbert	9/10	—	—	2/2	—	5/5	16/17 (94%)
Shirley A. McClellan	10/10	5/5	—	2/2	2/2(3)	—	19/19 (100%)
Murray R. Nunns	10/10	—	—	—	—	—	10/10 (100%)
Frank Potter	10/10	5/5	3/3	—	—	—	18/18 (100%)
R. Gregory Rich	4/4(2)	—	2/2(2)	—	2/2(2)	3/3(2)	11/11 (100%)
Jack Schanck	9/10(6)	—	1/1(5)	2/2	—	5/5	17/18(6) (94%)
James C. Smith	10/10	5/5	—	—	2/2(4)	5/5	22/22 (100%)
Total	106/108 (98%)	20/20 (100%)	11/11 (100%)	7/7 (100%)	14/14 (100%)	18/18 (100%)
Overall Number and Percentage of Meetings Attended:							176/178 99%

Notes:

(1)	There were eight Board meetings and two strategy meetings of the Board and senior management in 2011.
(2)	Messrs. Brawn and Rich ceased to be members of the Board as of June 9, 2011.
(3)	Mrs. McClellan was appointed to the Human Resources & Compensation Committee as of June 9, 2011.
(4)	Mr. Smith ceased to be a member of the Human Resources & Compensation Committee as of June 9, 2011.
(5)	Mr. Schanck was appointed to the Governance Committee as of June 9, 2011.
(6)	Mr. Schanck missed one Board meeting in 2011 due to teleconference technical difficulties.

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OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

The table below sets forth the other reporting issuers for which Penn West director nominees serve as directors as at May 3, 2012 and the stock exchanges on which such issuers are listed.

Director	Reporting Issuer	Stock Exchange
Allard	None	—

Andrew	Guide Exploration Ltd.	TSX

Brookman	None	—

Brussa	Baytex Energy Corp.	TSX, NYSE
	Calmena Energy Services Inc.	TSX
	Chinook Energy Inc.	TSX
	Crew Energy Inc.	TSX
	Deans Knight Income Corporation	TSX
	Enseco Energy Services Corp.	TSX-V
	Guide Exploration Ltd.	TSX
	Just Energy Group Inc.	TSX
	North American Energy Partners Inc.	TSX, NYSE
	Pinecrest Energy Inc.	TSX-V
	Progress Energy Resources Corp.	TSX
	RMP Energy Inc.	TSX
	Storm Resources Ltd.	TSX
	Twin Butte Energy Ltd.	TSX
	WestFire Energy Ltd.	TSX
	Yoho Resources Inc.	TSX-V

Denham(1)	Morneau Shepell Inc.	TSX
	National Bank of Canada	TSX

Gilbert	AltaGas Ltd.	TSX
	Charger Energy Corp.	TSX-V
	Falcon Oil and Gas Ltd.	TSX-V
	MGM Energy Corp.	TSX
	Longview Oil Corp.	TSX
	PRD Energy Inc.	TSX-V
	Suroco Energy Inc.	TSX-V
	Zed-I Inc.	TSX-V

McClellan	None	—

Nunns	None	—

Potter	Canadian Tire Corporation	TSX
	Canadian Income Management Inc.	TSX
	C.A Bancorp Inc.	TSX

Schanck	Sonde Resources Ltd.	TSX, NYSE

Smith	Antrim Energy Inc.	TSX, LSE
	Pure Energy Services Ltd.	TSX

Note:

(1)	Ms. Denham was, as of the date of this circular, a Trustee of Calloway Real Estate Investment Trust, listed on the TSX, but is not standing for re-election at the annual and special meeting of unitholders of Calloway to be held on May 10, 2012.

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Interlocking Board Memberships

The following table sets forth the nominees who served together as directors on the boards of other reporting issuers as at May 3, 2012.

Company	Directors in Common	Committee Memberships in Common
Guide Exploration Ltd.	Andrew / Brussa	None

DIRECTORS’ TERM AND RETIREMENT POLICY

The nominees for election as directors of Penn West, if elected, will serve until the next annual meeting of Shareholders or until their successors are duly elected or appointed. In addition, Penn West’s director retirement policy requires that each calendar year, for each non-employee member of the Board who has reached 70 years of age or more, the Board shall reach a determination as to whether each such director shall be granted a waiver of the retirement age of 70 years. At a meeting of the Board held on March 15, 2012, the Board granted such a waiver to both Mr. Potter and Mrs. McClellan for the ensuing year, in light of their continued valuable contributions to the Board.

REMUNERATION OF DIRECTORS

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM

The Board, through the Governance Committee, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

(a)	attract and retain highly qualified individuals as members of the Board;

(b)	compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

(c)	align the interests of the directors with the interests of Shareholders.

Unlike compensation for Penn West’s executive officers, the remuneration plan for Non-Employee Directors is not designed to pay for performance. Rather, Non-Employee Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Share ownership, required through ownership guidelines, serves to align the directors’ interests with the interests of the Shareholders. Consistent with this philosophy, Non-Employee Directors are not eligible to receive Options under the Stock Option Plan and do not participate in Penn West’s Employee Retirement / Savings Plan (for more information regarding the Employee Retirement Savings Plan, see “Compensation Discussion & Analysis - Approach to Executive Compensation – Description of Executive Compensation Elements - Employee Retirement/Savings Plan”). In addition, as of January 1, 2008, when the TURIP was still in place prior to the Corporate Conversion, Unit Rights were no longer granted to Non-Employee Directors pursuant to the TURIP (now the CSRIP) (for more information regarding the TURIP and the CSRIP, see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”). Thus, the only outstanding Share Rights (being the securities that Non-Employee Directors were eligible to receive, in connection with the Corporate Conversion, in exchange for any outstanding Unit Rights as at December 31, 2010) relate to Unit Rights granted prior to January 1, 2008, and once such Share Rights are exercised or expire, no further Share Rights will be held by Non-Employee Directors of Penn West.

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The Governance Committee performs an annual review of Penn West’s director compensation program to ensure that such compensation program continues to achieve the objectives listed above, as well as to assess the continued appropriateness of such objectives. The Governance Committee formulates and makes recommendations to the Board regarding the form and amount of compensation for directors, and the Board establishes the form and amount of compensation for directors based on these recommendations.

In November 2010, as a result of the Governance Committee’s annual review of the directors’ compensation program and in connection with the review of Penn West’s compensation plans in connection with the Corporate Conversion, the Governance Committee recommended the adoption of a deferred share unit plan (the “DSU Plan”) for Non-Employee Directors to complement the existing directors’ compensation program and further align the interests of directors with Shareholders. The Board approved the adoption of the DSU Plan as of January 1, 2011, for implementation by Penn West upon the Corporate Conversion. For details regarding the DSU Plan, including amendments to the DSU Plan as of January 1, 2012, see “Remuneration of Directors - Deferred Share Unit Plan”.

The following table summarizes the fee structure in place for Non-Employee Directors of Penn West in 2011.

Annual Retainer for Chairman of the Board	$250,000	(1)
Annual Retainer for each Board Member other than the Chairman of the Board:	$125,000	(1)
Annual Retainer for Audit Committee Chair	$15,000
Annual Retainer for each of the Chairs of the Governance Committee, Human Resources & Compensation Committee, Health, Safety, Environment & Regulatory Committee, and Reserves Committee	$7,500
Board, Strategy and Committee Meeting Fee (per meeting attended)	$1,500
Travel Fee (per instance)(2)	$1,500

Notes:

(1)	In 2011, 40 percent of this amount was required to be received in the form of Deferred Share Units (“DSUs”), except that any Non-Employee Director who owned 15,000 or more Shares, or in the case of the Chairman of the Board, who owned Shares having a value equivalent to three times the Chairman of the Board’s annual retainer, received this entire amount in cash, unless such Director elected to receive some or all fees in the form of DSUs. For changes to these participation rules as of January 1, 2012, see “Remuneration of Directors – Deferred Share Unit Plan – Amendments as of January 1, 2012”.
(2)	A travel fee of $1,500 was paid when a Non-Employee Director traveled more than four hours each way, outside his or her province or state of residence, for attendance at a meeting of the Board or a committee, or an annual or special meeting of the Shareholders.

In addition to the fees described in the table above, Non-Employee Directors also received reimbursement for out-of-pocket expenses in carrying out their duties as a director and were eligible to participate in the health and wellness benefits programs generally available to employees of Penn West.

Except for the amendments to the mandatory participation levels under the DSU Plan as described in “Report on Director Compensation – Deferred Share Unit Plan – Amendments as of January 1, 2012” below, the Non-Employee Director fee structure described above for 2011 remained in place as at May 3, 2012.

Murray Nunns and William Andrew, as Employee Directors, do not receive any retainers, fees or other compensation in their respective capacities as directors of Penn West. Accordingly, the disclosure set forth below in respect of directors does not refer to any compensation paid to Mr. Nunns or Mr. Andrew in their respective capacities as directors of Penn West and only refers to the Non-Employee Directors of Penn West. For information on Mr. Nunn’s and Mr. Andrew’s compensation in 2011 in their respective employment capacities with Penn West in 2011, see “Compensation Discussion & Analysis – Compensation Data”.

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Including Messrs. Andrew and Nunns, a total of 10 individuals served as directors of Penn West for the entire 2011 financial year. In addition, Mr. R. Gregory Rich and Mr. Robert Brawn served as directors of Penn West in 2011 until June 8, 2011.

DEFERRED SHARE UNIT PLAN

Under the DSU Plan, DSUs are granted by Penn West to Non-Management Directors, providing rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of payment. Directors who are full-time employees of Penn West are not eligible to participate in the DSU Plan.

Purpose of the DSU Plan: To (i) promote a greater alignment of interests between Non-Employee Directors of Penn West and the Shareholders by providing a means to accumulate a meaningful financial interest in Penn West that is commensurate with the responsibility, commitment and risk of Non-Employee Directors; (ii) support a compensation plan that is competitive and rewards long-term success of Penn West as measured in total Shareholder returns for Penn West; and (iii) assist Penn West’s ability to attract and retain qualified individuals with the experience and ability to serve as Non-Employee Directors.

DSU Grants: In 2011, the DSU Plan provided that Non-Employee Directors who had not yet met the applicable minimum Share ownership requirements for directors as established by the Board from time to time must receive 40% of their annual Board member retainer in the form of DSUs. Such directors could elect to receive any amount in excess of 40% of their annual Board member retainer, as well any part of the rest of their annual remuneration, in the form of DSUs, as could any directors who had already met the applicable minimum Share ownership requirements for directors. See “Remuneration of Directors – Deferred Share Unit Plan – Amendments as of January 1, 2012” below for information regarding amendments to director participation provisions as of January 1, 2012.

A director’s annual remuneration required and/or elected to be received in the form of DSUs (if any) is referred to as the “Deferred Remuneration”. Penn West credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

Amendments as of January 1, 2012: Effective as of January 1, 2012, the Board amended the eligibility and participation requirements for the DSU Plan to provide that every director who is not a full-time employee of Penn West (i.e. a “Non-Management Director”, and for greater clarity, including the Vice-Chairman) shall receive a minimum of 20% of their annual Board retainer in the form of DSUs. Directors who have not yet met the applicable minimum Share ownership requirements for directors shall continue to receive a minimum of 40% of their annual Board retainer in the form of DSUs. Similar to the provisions of the DSU Plan in 2011, Non-Management Directors may elect to receive any part of the remainder of their director remuneration in the form of DSUs.

Treatment of Dividends: When dividends are paid on Shares, additional DSUs are credited to the director’s account as of the dividend payment date, based on the aggregate dollar amount of the dividends notionally payable in respect of such number of shares as is equal to the number of DSUs credited to the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Vesting: DSUs vest immediately upon being credited to a director’s account.

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Maturity Date for DSUs: A director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with Penn West, or where a director has (except as a result of death) otherwise ceased to hold any positions with Penn West. Following such termination of services, all DSUs credited to the director’s account will be redeemed by Penn West as of the maturity date, being December 1st of the calendar year immediately following the year in which the termination of service occurred or such earlier date following the termination of services as elected by the director by notice to Penn West (either such date, the “Maturity Date”). Special rules apply with respect to determination of the maturity date for directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, otherwise applies.

Payment on Maturity: A director is not entitled to receive any amount prior to his or her Maturity Date (as described above). Within ten calendar days following the Maturity Date, Penn West will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of termination of such director’s services to Penn West, multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Payment on Death: If a director dies while in office or after ceasing to hold all positions with Penn West but before the Maturity Date, Penn West will, within 90 days of the date of death, make a lump sum cash payment to the director’s legal representative in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of death.

Administration of the DSU Plan: Subject to the Governance Committee reporting to the Board on all matters relating to the DSU Plan and obtaining approval of the Board for those matters required by the Governance Committee’s mandate, the DSU Plan is administered by the Governance Committee.

DIRECTOR EQUITY OWNERSHIP POLICY

Penn West’s director equity ownership policy (the “Director Equity Ownership Policy”) in place in 2011 and as at May 3, 2012 provided that each Non-Management Director, other than the Chairman of the Board, is required to meet and maintain ownership of a minimum of 15,000 Shares within a period expiring five years from the later of: (a) January 1, 2011 and (b) the date they join the Board. The Chairman of the Board is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Chairman’s total annual retainer within a period expiring five years from the later of: (a) January 1, 2011 and (b) the date of appointment as Chairman of the Board. The table below summarizes these minimum Share ownership requirements applicable to non-management directors.

Category of Non-Management Director	Share Ownership Required
Chairman of the Board	Number of Shares having the value of 3 times annual retainer of the Chairman

Director (other than Chairman of the Board)	15,000 Shares

In calculating ownership status, all Shares owned, directly or indirectly, by the director, as disclosed on Canada’s System for Electronic Disclosure by Insiders (“SEDI”), are included. In addition, any Shares acquired and held through the Savings Plan, and any DSUs vested but not yet redeemed under Penn West’s Directors’ Deferred Share Unit Plan, are included in the calculation of Share holdings, whether or not they have yet been disclosed on SEDI. Any Share Rights that are outstanding, but have not been exercised, are excluded for the purpose of calculating Share holdings. Any Shares acquired pursuant to the exercise of Share Rights and not subsequently sold, are also included in the calculation of Share holdings.

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As at May 3, 2012, all directors hold, indirectly or directly, the requisite number of Shares in the Corporation as required under the Director Equity Ownership Policy, or are within the five year period to accumulate the holdings. For more information regarding the Directors’ equity holdings, see “Director Equity Ownership and Changes” below. For information regarding the minimum equity ownership requirements for Penn West’s executives, see “Compensation Discussion & Analysis – Executive Equity Ownership Requirements”.

Director Equity Ownership and Changes

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each Non-Management Director of Penn West and investment-at-risk statistics for each Non-Management Director of Penn West as at April 30, 2012.

	As at April 29, 2011			As at April 30, 2012
Director	Shares (#)(1)	DSUs (#)(2)	Total Equity (#)(3)	Shares (#)(1)	DSUs (#)(2)	Total Equity (#)(3)	Year over Year Change in Total Equity (#)	Market Value of Total Equity ($)(4)	Equity at Risk as multiple of annual Board retainer(5) (#)	Complies with Director Equity Ownership Requirement(6)
James Allard	12,040	488	12,528	16,240	2,295	18,535	+6,007	313,798	2.51	Yes
George Brookman	15,000	Nil	15,000	15,000	360	15,360	+360	260,045	2.08	Yes
John Brussa	389,410	Nil	389,410	516,910	719	517,629	+128,219	8,763,459	35.05	Yes
Daryl Gilbert	5,264	488	5,752	5,264	3,255	8,519	+2,767	144,227	1.15	Yes(7)
Shirley McClellan	6,370	488	6,858	6,370	3,255	9,625	+2,767	162,951	1.30	Yes(7)
Frank Potter	12,977	488	13,465	18,113	3,435	21,548	+8,083	364,808	2.92	Yes
Jack Schanck	10,000	488	10,488	10,000	3,255	13,255	+2,767	224,407	1.80	Yes(7)
James Smith	40,000	488	40,488	40,000	2,896	42,896	+2,408	726,229	5.81	Yes

Average Year Over Year Change in Total Equity:	+19,172 Shares
Average value at risk as multiple of annual retainer:	6.58
Total value at risk as multiple of total annual retainers:	9.74

Notes:

(1)	Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each non-management director as at applicable date, excluding any Shares acquired by the director between December 31 of the prior year and that date.
(2)	Reflects the total number of DSUs held by each director.
(3)	Reflects sum of the number in the ‘Shares’ column plus the number in the ‘DSUs’ column as at the applicable date.
(4)	Reflects the market value of the Shares and DSUs reflected in the ‘Total Equity’ column, based on the closing price of $16.93 for the Shares on the TSX on April 30, 2012.
(5)	“Equity at Risk as multiple of annual retainer” reflects the “Market Value of Total Equity” for the director divided by: (a) in the case of the Chairman of the Board, the Chairman’s annual retainer of $250,000; and (b) in the case of all other directors, the annual Board member retainer of $125,000.
(6)	As of January 1, 2011, the minimum equity ownership requirement was 15,000 Shares for non-management directors other than the Chairman of the Board and for the Chairman of the Board, the number of Shares having a dollar value equal to three times the Chairman’s annual retainer. All directors have a period of five years to achieve these requirements from the later of January 1, 2011 and the date they joined the Board. See “Remuneration of Directors – Director Equity Ownership Policy” for more information regarding these requirements.
(7)	In accordance with the Director Equity Ownership Policy, this director has until December 31, 2015 to achieve the requirement of 15,000 Shares held.

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DIRECTOR REMUNERATION DATA

Director Compensation Table

The following table and related notes disclose all amounts and forms of compensation provided to the Non-Employee Directors of Penn West for services in 2011.

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)	Pension value(4) ($)	All other compensation(5) ($)	Total ($)
James Allard	138,500	37,500	N/A	N/A	N/A	Nil	176,000
Robert Brawn	127,452	Nil	N/A	N/A	N/A	3,519	130,971
George Brookman	158,000	Nil	N/A	N/A	N/A	146	158,146
John Brussa	265,000	Nil	N/A	N/A	N/A	Nil	265,000
Daryl Gilbert	121,500	50,000	N/A	N/A	N/A	190	171,690
Shirley McClellan	103,500	50,000	N/A	N/A	N/A	190	153,690
Frank Potter	109,500	50,000	N/A	N/A	N/A	107	159,607
Gregory Rich	137,952	Nil	N/A	N/A	N/A	Nil	137,952
Jack Schanck	123,000	50,000	N/A	N/A	N/A	Nil	173,000
James Smith	124,500	50,000	N/A	N/A	N/A	190	174,690
Total	1,408,904	287,500	N/A	N/A	N/A	4,342	1,700,746

Notes:

(1)	The only “share-based awards” that Penn West issued to its directors in 2011 were DSUs in lieu of cash-based fees earned for services as a director where applicable in accordance with the DSU Plan. For these purposes, “share-based awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.
(2)	Penn West did not grant “option-based awards” to its directors in 2011. For these purposes, “option-based awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.
(3)	No amounts were earned by the directors in 2011 for services performed in 2011 that are related to awards under non-equity incentive plans. For the purposes of applicable Canadian securities legislation, a “non-equity incentive plan” is an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment.
(4)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits to directors.
(5)	Includes all other compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Penn West or a subsidiary of Penn West, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Penn West or a subsidiary of Penn West. In 2011, these amounts consisted of a $3,645 parking benefit paid to Mr. Brawn and the value of life and health insurance premiums paid on behalf of all of the Non-Employee Directors other than Messrs. Allard, Brussa, Rich and Schanck.

Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. As of January 1, 2011, Penn West adopted the DSU Plan, which allows for the grant of DSUs to Non-Management Directors of Penn West. DSUs fall within the definition of “share-based award”. For more information regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”.

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Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Penn West did not grant any “option-based awards” to its Non-Employee Directors in 2011, and has not granted any “option-based awards” to its Non-Employee Directors since 2007, when Penn West ceased granting Unit Rights to Non-Employee Directors.

The following table sets forth information regarding all DSUs and Share Rights outstanding as at December 31, 2011 that were held by each individual who was serving as a Non-Employee Director on such date. All of the Share Rights held by the Non-Employee Directors were issued, in connection with the Corporate Conversion, in exchange for Unit Rights, which were issued at a grant price equal to the fair market value of the Trust Units at the applicable grant date, as determined in accordance with the TURIP. For details regarding the exchange of Unit Rights for Share Rights under the CSRIP, see “Summaries of Executive Compensation Plans – Common Share Rights Incentive Plan”.

	Option-based Awards				Share-based Awards
Name	Number of Shares underlying unexercised Share Rights (#)	Share Right exercise prices(1) ($)	Share Right expiration dates	Value of unexercised in-the-money Share Rights(1)(2) ($)	Number of DSUs that have not vested (#)		Market or payout value of DSUs that have not vested ($)		Market or payout value of vested DSUs not paid out or distributed(4) ($)
Allard	50,000	27.78	July 24, 2012	Nil	Nil		N/A		37,977
Brookman	Nil	N/A	N/A	N/A	N/A	(3)	N/A	(3)	N/A	(3)
Brussa	Nil	N/A	N/A	N/A	N/A	(3)	N/A	(3)	N/A	(3)
Gilbert	Nil	N/A	N/A	N/A	Nil		N/A		37,977
McClellan	Nil	N/A	N/A	N/A	Nil		N/A		37,977
Potter	50,000	27.78	July 24, 2012	Nil	Nil		N/A		37,977
Schanck	Nil	N/A	N/A	N/A	Nil		N/A		37,977
Smith	Nil	N/A	N/A	N/A	Nil		N/A		37,977

Notes:

(1)	Pursuant to the terms of the CSRIP, on exercise of a Share Right, Share Right holders may elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid by the Trust per Trust Unit and dividends paid by the Corporation per Share during the period since the grant date. For the purposes of this table, the exercise prices of the outstanding Share Rights are presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the CSRIP.
(2)	Pursuant to the terms of the CSRIP, on exercise of a Share Right, Share Right holders may elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid by the Trust per Trust Unit and dividends paid by the Corporation per Share during the period since the grant date. For the purposes of this table, the exercise prices of the unexercised in-the-money Share Rights are presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the CSRIP. Thus, the value of in-the-money unexercised Share Rights held at December 31, 2011 has been calculated based on the difference between the closing price of the Shares on the TSX on December 30, 2011 of $20.19 per Share and the reduced exercise price of the applicable Share Rights as at December 31, 2011.
(3)	Messrs. Brookman and Brussa did not hold any DSUs on December 31, 2011.
(4)	Represents the estimated aggregate value of outstanding vested DSUs as at December 31, 2011, calculated based on the closing price of the Shares on the TSX on December 30, 2011 of $20.19.

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Incentive Plan Awards – Value Vested or Earned During the Year

Applicable Canadian securities legislation defines a “non-equity incentive plan” as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment (for example, a cash bonus plan). Penn West did not grant any “non-equity incentive plan” compensation to its Non-Employee Directors in 2011.

The following table and related notes set forth the value of the Share Rights that vested in 2011 under the CSRIP that were held by each Non-Employee Director. For details regarding the CSRIP, see “Summaries of Executive Compensation Plans – Common Share Rights Incentive Plan”.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)(5)
James Allard	Nil(1)	37,500(4)	N/A
Robert Brawn	N/A(2)	N/A(5)	N/A
George Brookman	Nil(3)	N/A(5)	N/A
John Brussa	Nil(3)	N/A(5)	N/A
Daryl Gilbert	N/A(2)	37,500(4)	N/A
Shirley McClellan	Nil(3)	37,500(4)	N/A
Frank Potter	Nil(1)	37,500(4)	N/A
Gregory Rich	N/A(2)	N/A(5)	N/A
Jack Schanck	N/A(2)	37,500(4)	N/A
James Smith	Nil(3)	37,500(4)	N/A

Notes:

(1)	Represents the aggregate dollar value that would have been realized if the Share Rights that vested in 2011 had been exercised on the respective vesting dates of such Share Rights, calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and the reduced exercise price of the applicable Share Rights as at the respective vesting dates. Pursuant to the terms of the CSRIP, on exercise of a Share Right, Share Right holders could elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid by the Trust per Trust Unit and dividends paid by the Corporation per Share during the period since the grant date. For the purposes of this table, the “Option-based awards – Value vested during the year” amounts are presented using the respective exercise prices after giving effect to the reduction in the applicable grant prices in accordance with the terms of the CSRIP. All Share Rights held by Messrs. Allard and Potter that vested in 2011 were not ‘in-the-money’ on the respective vesting dates.
(2)	As of January 1, 2008, the issuance of Unit Rights to directors under the TURIP was discontinued. Messrs. Brawn, Gilbert and Rich were appointed to the Board as of January 11, 2008 and Mr. Schanck was elected to the Board as of June 2, 2008. Accordingly, Messrs. Brawn, Gilbert, Lee, Rich and Schanck were never issued Unit Rights under the TURIP, and thus, were never issued Share Rights in exchange for Unit Rights under the CSRIP.
(3)	All Unit Rights or Share Rights held by this director vested prior to 2011.
(4)	Represents the value of DSUs vested in 2011.
(5)	This director did not hold any DSUs in 2011.
(6)	Penn West did not in 2011, and does not as at May 3, 2012, have any non-equity incentive plans in which Non-Employee Directors are eligible to participate.

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OTHER BOARD INFORMATION

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT

The Governance Committee annually assesses the performance of the entire Board and each of the directors. To assist in this process, each year the Governance Committee makes use of the following:

(i)	annual Board performance assessment survey,

(ii)	individual director peer feedback surveys, and

(iii)	individual director self-assessment skills/expertise matrix.

When completing the self-assessment skills/expertise matrix, each director is asked to indicate their self-assessment of expertise in the skill/expertise categories and using the scale reflected below:

Category of Skill/Expertise	Self-Assessment Scale

1.      Oil and Natural Gas Industry Experience (technical oil and gas expertise, with particular focus on exploration and production)

2.      Capital Markets (particularly global debt and equity markets)

3.      Financial acumen or financial expert (including financial accounting and reporting, internal financial controls and taxation)

4.      Commodities Marketing

5.      Risk Management

6.      Compensation and Human Resources

7.      Health, Safety and Environmental

8.      Public Sector Experience (including government, regulatory organizations or non-governmental organizations)

9.      Public/Community Relations

10.    CEO / Senior Officer Experience with significant public or private company

11.    Corporate Governance

12.    Legal

1 – Basic Knowledge/Experience 3 – Moderate Knowledge/Experience 5 – Advanced Knowledge/Experience

The Board performance survey, along with either the individual director peer feedback survey or the individual director self-assessment skill/expertise matrix, is completed each year by each of the members of the Board, providing feedback regarding the effectiveness and performance of the Board as well as the respective contributions and performance of each Non-Management Director based on a number of factors and characteristics.

The Board assessment survey and the individual director feedback surveys are completed by each of the directors and then returned to the Corporate Secretary of Penn West, who compiles the results and communicates them to the Chairman of the Board and the Chair of the Governance Committee. The Chair of the Governance Committee arranges for the results of the individual director peer feedback surveys to be provided to the respective directors and the directors are encouraged to meet individually with the Chairman of the Board to discuss their respective results. A summary of the Board assessment survey results and composite results of the individual director peer feedback surveys are communicated to the Governance Committee by the Chair of the committee. The results of the surveys are then utilized by the Governance Committee not only to identify areas for improvement in performance of the Board and individual directors, but also as one of the factors considered when identifying and evaluating new Board nominees.

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DIRECTOR ORIENTATION AND EDUCATION

Director Orientation Program

The Board provides new directors with access to various background documents of Penn West, including all material corporate records, prior Board materials and the Board’s manual. Penn West’s director orientation program also includes a one-day session of management presentations and meetings providing specific information on various areas of Penn West’s business and matters relating to the Board. New directors are also encouraged to attend committee meetings, regardless of membership, as part of their orientation process.

Director Continuing Education

Penn West has adopted Governance Guidelines that provide that, among other things, with the approval of the Governance Committee or its designee, directors may, at the expense of Penn West, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Penn West’s business and operations. In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)	two or more strategic planning, update and/or technical overview sessions per year;

(b)	occasional site visits;

(c)	reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;

(d)	management presentations to the Board regarding a variety of matters;

(e)	presentations from external consultants; and

(f)	attendance at industry and governance related seminars.

In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and are encouraged to attend at least one meeting of each committee per year.

OTHER DISCLOSURES FOR DIRECTORS

To the knowledge of management of Penn West, except as set forth below, no proposed director of Penn West (nor any personal holding company of any such persons):

(a)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Penn West), that:

(i)	was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

28	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Penn West) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Daryl Gilbert was a director of Globel Direct Inc. (“Globel Direct”), which was subject to a cease trade order issued on November 20, 2002 by the British Columbia Securities Commission and on November 22, 2002 by the Alberta Securities Commission for delay in filing financial statements. The required financial statements were filed and the cease trade orders were revoked on December 23, 2002. Globel Direct subsequently sought and received protection under the Companies’ Creditors Arrangement Act (Canada) in June 2007, and after a failed restructuring effort, a receiver was appointed by one of Globel Direct’s lenders in December 2007. Globel Direct has since ceased operations and is delisted.

No proposed director (or personal holding company of any proposed director) has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

COMPENSATION DISCUSSION & ANALYSIS

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE

All direct and indirect compensation provided to certain of Penn West’s executive officers in 2011 for, or in connection with, services they have provided to Penn West and its subsidiaries is disclosed below. The objective of this disclosure is to communicate the compensation the Board intended Penn West to pay, make payable, award, grant, give or otherwise provide to each of such executive officers for the 2011 financial year. The following disclosure is intended to provide insight into our executive compensation as a key aspect of the overall stewardship and governance of Penn West, and to help investors understand how decisions about executive compensation are made at Penn West.

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IDENTIFICATION OF NAMED EXECUTIVE OFFICERS

The compensation discussion and analysis below presents the compensation philosophy, program design, and the Board’s compensation decisions for Penn West’s executive officers, including the Named Executive Officers. In accordance with
Form 51-102F6 of National Instrument 51-102, Penn West’s Named Executives Officers are comprised of the individuals who served as Penn West’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of Penn West in 2011. The Named Executive Officers and the positions held by each of them in 2011 are listed below.

Murray Nunns	President and Chief Operating Officer (until August 2011) and President and Chief Executive Officer (since August 2011)

William Andrew	Chief Executive Officer (until August 2011) and Vice-Chairman (since August 2011)

Hilary Foulkes	Senior Vice President, Business Development (until August 2011) and Executive Vice President and Chief Operating Officer (since August 2011)

Todd Takeyasu	Executive Vice President and Chief Financial Officer

Mark Fitzgerald	Senior Vice President, Production (until August 2011) and Senior Vice President, Development (since August 2011)

Keith Luft	General Counsel and Senior Vice President, Stakeholder Relations

On August 10, 2011, Penn West announced the appointment of Murray Nunns as President and Chief Executive Officer, the appointment of Hilary Foulkes as Chief Operating Officer and the appointment of William Andrew as Vice-Chairman in fulfillment of an ongoing process of senior executive officer succession.

APPROACH TO EXECUTIVE COMPENSATION

Executive Compensation Objectives

Penn West’s compensation strategy is based on principles of fair marketplace value and organizational and individual performance. Our total compensation program uses a framework of fixed and variable compensation, as well as employee group benefits, based on organizational and individual performance and marketplace peer practices.

The objectives of Penn West’s total compensation program for Penn West’s executive officers, including the Named Executive Officers, are as follows:

•	to align total compensation with the interests of Shareholders;

•	to reward organizational success, individual contribution and team performance;

•	to ensure a performance-driven culture by aligning pay to performance;

•	to be viewed as an employer of choice to attract and retain skilled and valued executives;

•	to ensure that total compensation is not a significant factor with respect to executive turnover;

•	to provide executives with a total compensation package at the median of the market and above for superior organizational and individual performance;

•	to manage the proportion of fixed versus variable compensation; and

•	to provide compensation to ensure continuity of senior executive talent as part of senior executive officer succession.

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Executive Compensation Philosophy

Penn West’s executive compensation philosophy is designed to pay for performance, based on an overarching goal of aligning executive performance with and maximizing Shareholder value. To that end, Penn West’s total compensation program for executives is significantly weighted on equity-based compensation, which inherently links a significant portion of each executive’s compensation with total Shareholder return. The design also takes into account individual and organizational performance while striving for an acceptable level of market competitiveness and ability to attract new and retain existing highly qualified and talented executives. Compensation practices, including the blend of base salary, short-term incentives and long-term incentives, are regularly assessed with a view to ensuring that they are competitive, reflect appropriate ties to individual, business unit and organizational performance and support Penn West’s long-term strategies.

An important element of Penn West’s compensation philosophy is a belief that employees at more senior levels of the organization have a greater degree of influence on both departmental and organizational performance. As a result, Penn West’s executive officers, including the Named Executive Officers, have a greater proportion of their annual incentive awards determined based on organizational performance and success, while compensation for employees at less senior levels has a more significant weighting on individual performance.

Executive Compensation Overview

The table below describes the elements of Penn West’s executive compensation program.

Element	Nature	Description	Objective
Base Salary	Fixed	Compensation for the executive’s responsibilities and the level of skill and capability of the executive.	• Base compensation. • Attraction and retention. • Market competitiveness.
Short-Term Incentive:
Annual Cash Bonus	Variable (“at risk”)	Rewards executives for organizational and individual performance in achieving financial and operational results and short-term business objectives.	• Pay for performance (weighting toward corporate performance). • Alignment with interests of Shareholders. • Attraction and retention.

Long-Term Incentive:
Stock Options	Variable (“at risk”)	Rewards executives for creating Shareholder value over a five-year period with 1/4 vesting on each of the first four anniversaries of the date of grant.	• Pay for performance (weighting toward corporate performance). • Alignment with interests of Shareholders. • Attraction and retention.

Benefits and Perquisites:
Savings Plan (in lieu of any pension plan)	Fixed	Rewards executives for creating long-term Shareholder value while providing a more risk conscious and affordable alternative to a pension plan for Penn West. NEOs participate in the Savings Plan on the same terms as all other employees. Penn West has no pension plan in place for any staff, including NEOs.	• Alignment with interests of Shareholders. • Pay for performance. • Encourage superior long-term performance. • Attraction and retention.

Other Benefits/Perquisites	Fixed

Group benefits plan for all employees, including dental, medical, life insurance disability and other benefits.

Executive health assessments for NEOs and other executives.

Paid parking for NEOs and others.

• Base compensation/benefits. • Attraction and retention. • Market competitiveness.

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Executive Compensation Breakdown: Fixed vs. Performance Based “At-Risk” Compensation

The 2011 Pay Mix chart below reflects our pay for performance approach that emphasizes variable (or “at risk”) compensation in the form of short-term incentive and long-term incentive compensation, rather than fixed compensation. This chart reflects that between 73 and 77 percent of each Named Executive Officer’s 2011 compensation was performance-based “at-risk” compensation, in the form of short-term incentives (cash bonus) and long-term incentives (Options). The HR&C Committee and the Board believe that the mix of short-term and long-term incentive awards, combined with corporate performance goals relating to health and safety, environmental, regulatory and debt management performance, result in an appropriate balance between pay for performance and discouragement of inappropriate risk behaviour.

2011 Pay Mix for Named Executive Officers: Fixed vs. Variable
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
LTIP (Variable) 61%
STIP (Variable) 15%
Fixed 24%
LTIP (Variable) 61%
STIP (Variable) 15%
Fixed 24%
LTIP (Variable) 63%
STIP (Variable) 14%
Fixed 23%
LTIP (Variable) 61%
STIP (Variable) 15%
Fixed 24%
LTIP (Variable) 58%
STIP (Variable) 15%
Fixed 27%
LTIP (Variable) 59%
STIP (Variable) 15%
Fixed 26%
Nunns
Andrew
Foulkes
Takeyasu
Fitzgerald
Luft

Notes:

(1)	Columns may not add to exactly 100% due to rounding.
(2)	“Fixed” means annual base salaries and other compensation and perquisites reflected under “All Other Compensation” in the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Compensation Data”.
(3)	“LTIP” means the fair value of Options or Unit Rights (as applicable) granted as reflected under “Option-based Awards” in the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Compensation Data”.
(4)	“STIP” means annual cash bonuses, as reflected under “Annual Incentive Plans” the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Compensation Data”.
(5)	Variable or “at risk” compensation is the aggregate of LTIP plus STIP.

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The chart below further reflects Penn West’s pay for performance approach with respect to executive compensation, showing that an average of approximately 69% of total compensation paid to the Named Executive Officers over the past three financial years has been variable or “at risk” compensation in the form of short-term incentive and long-term incentive compensation, rather than fixed compensation.

Notes:

(1)	“Fixed Compensation” means annual base salaries and other compensation and perquisites reflected in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Compensation Data”.
(2)	“Long-Term Incentive Compensation” means the fair value of Unit Rights (prior to Corporate Conversion) and Options (after Corporate Conversion) granted as reflected in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Compensation Data”.
(3)	“Short-Term Incentive Compensation” means annual cash bonuses, as reflected in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Compensation Data”.

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Description of Executive Compensation Elements

Base Salary

Base salaries are intended to provide fixed compensation that reflects competitive market value for the roles and responsibilities performed by executive officers.

Short-Term Incentive: Cash Bonus

Penn West’s short-term incentive plan provides employees, including the Named Executive Officers, the opportunity to earn annual incentive awards in the form of cash bonuses, expressed as a percentage of base salary. Cash bonus awards are assessed and measured based on organizational and individual performance. In addition, market data regarding the levels of annual incentive awards provided or anticipated by members of the Executive Compensation Peer Group are taken into account in determining the overall levels of cash bonuses. See “Compensation Discussion & Analysis – Executive Compensation Peer Group and Benchmarking”.

Long-Term Incentive: Stock Option Plan

In 2011, the long-term incentive component of Penn West’s executive compensation program was comprised of the Stock Option Plan, which provided executives, including the NEOs, and other employees of the Corporation an opportunity to acquire Options, which are exercisable to acquire Shares. For a more detailed description of the Stock Option Plan, see “Summaries of Equity Compensation Plans – Stock Option Plan”.

Penn West believes that Options granted under the Stock Option Plan serve as a valuable tool for employee attraction, motivation and retention, provide an increased incentive for executives and other employees to contribute to the future success and prosperity of Penn West, and strengthen the alignment of employee interests with those of the Corporation’s Shareholders. The inherent link between the underlying value of Options and enhancement of Share market price helps ensure the alignment of a significant portion of Penn West executives’ compensation with the interests of Shareholders.

Benefits and Other Compensation

Penn West provides benefits and perquisites as part of a competitive compensation package. Included in this package is the opportunity for employees to participate in Penn West’s Savings Plan. Penn West’s executives participate in the Savings Plan on the same terms as all other Penn West employees. See “Compensation Discussion & Analysis - Approach to Executive Compensation – Description of Executive Compensation Elements - Employee Retirement/Savings Plan” for a detailed description of the Savings Plan.

In addition to the Savings Plan, Penn West’s benefit and perquisite program for members of senior management, including Named Executive Officers, consists of a parking space and group health and wellness benefits. All perquisites are part of a total compensation plan reviewed by the HR&C Committee and the Board. Penn West does not view perquisites as a significant element of our compensation structure and use of perquisites as an element of compensation is limited. Penn West believes that the benefits and perquisites offered provide an acceptable level of market competitiveness to help attract and retain skilled executives.

Employee Retirement/Savings Plan

In connection with the Corporate Conversion, as of January 1, 2011, Penn West established an amended and restated Employee Retirement/Savings Plan (the “Savings Plan”) for all employees of Penn West, including the Named Executive Officers, to provide a means by which those employees can save for their retirement and develop the interest of the employees in the growth and development of Penn West by providing them with the opportunity to acquire an increased proprietary interest in Penn West through the purchase of Shares. Penn

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West does not have a pension plan for its executives or any other employees that provides for payments or benefits at, following or in connection with retirement. Instead, the Savings Plan is offered as an alternative that Penn West believes is a more risk conscious and affordable means for the Corporation to help ensure market competitiveness in the attraction and retention of talented executives and other employees. Based on publicly available data, Penn West believes that the total benefit to executives and other employees under the Savings Plan is consistent with total retirement benefits offered by members of the Executive Compensation Peer Group.

Under the Savings Plan, each employee may elect to contribute not less than 1 percent and not more than 10 percent of their base annual salary to the Savings Plan (the “Employee’s Contribution”). For each one dollar ($1.00) contribution to the Savings Plan by an employee, the Corporation contributes $1.50 on behalf of the employee (“Penn West’s Contribution”). Each month, an independent trustee acquires, on behalf of the employee, Shares of the Corporation through the TSX using the Employee’ Contribution and Penn West’s Contribution for that month.

The Savings Plan also provides that an employee may elect to direct, in that employee’s discretion, that the Employee’s Contributions and related Penn West Contributions be deposited in an investment vehicle designated by Penn West, such as an investment savings account or money market fund to be administered by Penn West or its agent, rather than such contributions being used to acquire Shares. Funds contributed to such an investment vehicle are then subject to similar terms, including with respect to vesting and withdrawal restrictions, as Shares acquired under the Savings Plan. As at the date of this Information Circular, all of the Named Executive Officers have decline to participate in this alternative under the Savings Plan, opting instead to purchase Shares of Penn West, thus increasing their ownership stakes and alignment with Shareholder interests. Therefore, the description of the Savings plan below is in respect of the “Equity Component” of the Savings Plan.

Penn West’s Contributions vest to each employee on the last day of the payroll period following a contribution. If an employee’s employment with the Corporation is terminated for any reason (whether voluntary or involuntary, including by reason of death) before the end of any payroll period, the Employee’s Contributions made during such payroll period are matched by Penn West’s Contributions, and vest to the employee at the end of the payroll period following such termination event.

There is a 12-month restriction on the sale of any Shares acquired under the Savings Plan, which restriction may be waived by the Corporation. No such waiver has ever been granted for any of the Named Executive Officers or other executives. At the end of each calendar month, Shares that have been held for 12 months are released to the Employee. In the event of the death of an Employee, the Shares are immediately released. The Corporation may permit immediate transfer of the Shares to an employee’s registered retirement savings plan or tax free savings account upon the Employee’s undertaking not to dispose of such Shares for the required 12-month period.

The Board of Directors and the HR&C Committee has been engaged in a multi-year process of succession planning for the senior executive officers of Penn West and in 2011, appointed Murray Nunns as President and Chief Executive Officer and Hilary Foulkes as Chief Operating Officer, and continued the employment of William Andrew as Vice-Chairman. Penn West continues to be engaged in succession planning for all of its senior officers and managers with a view to retention and training of successors for all executive and management positions.

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EXECUTIVE COMPENSATION REVIEW PROCESS

Role of the Human Resources and Compensation Committee

Generally, the HR&C Committee is responsible for assisting the Board in fulfilling its duties regarding employee and executive compensation matters. More specific responsibilities in the HR&C Committee’s mandate relating to compensation include the annual review and provision of recommendations to the independent members of the Board with respect to the following:

(a)	the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

(b)	the annual budgets for base salary adjustments, cash bonuses, any other short-term incentive compensation, and any equity based or long-term incentive compensation and other terms of employment of employees and executive officers;

(c)	corporate goals and objectives relevant to executive officer compensation and evaluation of the President and Chief Executive Officer’s and the Executive Vice President and Chief Operating Officer’s performance in light of such goals and objectives; and

(d)	the President and Chief Executive Officer’s and the Executive Vice President and Chief Operating Officer’s annual compensation, including salary, cash bonus, any other short-term incentive compensation and any equity based or long-term incentive compensation.

Composition of the Human Resources and Compensation Committee

Messrs. Allard and Brookman served as members of the HR&C Committee for all of 2011. In addition, Mr. Rich served as a member of the committee from January 1 to June 8, 2011 and Mrs. McClellan became a member of the committee as of June 9, 2011. Mr. Allard served as Chair of the committee for all of 2011 and is the current Chair of the committee. The current members of the HR&C Committee as at May 3, 2012 are Messrs. Allard and Brookman and Mrs. McClellan.

Consistent with best practices, the HR&C Committee is comprised of entirely independent directors. Messrs. Allard and Brookman have experience in executive compensation by virtue of their experience as former senior officers of large public and private companies, and Mrs. McClellan’s experience serving as Deputy Premier of Alberta and in various provincial ministerial positions has provided her with unique experience and perspective on human resources and compensation matters. The Board believes that the HR&C Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Independence of the Human Resources and Compensation Committee

The HR&C Committee mandate requires that each member of the committee shall be an independent director in accordance with the definition of “independent” director in NI 58-101. In accordance with NI 58-101, all members of the HR&C Committee in 2011 and as at May 3, 2012 have been determined by the Board to be independent directors. None of the members of the HR&C Committee in 2011 and as at May 3, 2012 is an officer, employee or former officer of Penn West or of any subsidiaries of Penn West and none of the members is currently a chief executive officer of a reporting issuer.

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The HR&C Committee met four times in 2011 and held “in-camera” sessions without the presence of management at the end of each meeting.

Role of Human Resources Management

In fulfilling its mandate, the HR&C Committee receives information from Penn West’s human resources management team (“HR Management”). HR Management prepares materials for the HR&C Committee regarding the compensation of Penn West’s executive officers. In addition, HR Management works closely with the President & Chief Executive Officer, the Executive Vice President & Chief Operating Officer and other members of our senior executive team in developing compensation recommendations for executives, including the NEOs, and works with the HR&C Committee Chair and the Corporate Secretary to plan HR&C Committee meetings. The President & Chief Executive Officer, the Executive Vice President & Chief Operating Officer, the General Counsel & Senior Vice President, Stakeholder Relations, the Vice President, Human Resources and Corporate Resources and the Corporate Secretary, as well as, from time to time, select HR Management or other management representatives are invited to attend HR&C Committee meetings. However, members of Penn West management do not attend in-camera sessions of the HR&C Committee meetings, and are not present for the HR&C Committee’s discussions regarding the committee’s compensation recommendations for executive officers.

External Compensation Consultant

Since 2001, Penn West has retained Mercer (Canada) Limited (“Mercer”) as an external consulting company to provide advice and information in relation to the compensation of Penn West’s executives and other employees, including peer compensation data. Mercer provided support to the HR&C Committee in the committee’s task of formulating compensation recommendations for Penn West’s executives, including the Named Executive Officers, through the provision of benchmark market data, and attendance at one HR&C Committee meeting to review market trends and issues, including an “in-camera” portion of the meeting at which none of the Named Executive Officers or any other members of Penn West management were present.

Under new regulatory requirements, Penn West must disclose not only the amounts paid directly to Mercer in 2011, but also to Marsh & McLennan Companies, its affiliates. Penn West retains the services of Marsh Canada, a subsidiary of Marsh & McLennan Companies, as its insurance broker, to assist with placing Penn West’s third party liability business interruption, property and directors’ and officers’ liability coverage. Marsh accordingly earns commission-based fees. Neither the Board nor the HR&C Committee is required to pre-approve other services that Mercer or its affiliates provides to the Company at the request of Penn West management. However, the Board and the HR&C Committee are satisfied that the advice received from the individual executive compensation consultant is objective and not influenced by Mercer’s or its affiliates’ relationship with Penn West, based on the following factors: (a) the consultant receives no incentive or other compensation based on the fees charged to the Corporation for other services provided by Mercer or any of its affiliates, (b) the consultant is not responsible for selling other Mercer or affiliate services to the Corporation, and (c) Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the Corporation in rendering his or her advice and recommendations.

Executive Compensation-Related Fees: Mercer’s aggregate fees for executive compensation services to the Committee in 2011 were $61,965 and in 2010 were $13,705.

All Other Fees: The aggregate fees paid to Mercer and/or its Marsh & McLennan Companies affiliate for all other services were $534,250 in 2011 and $509,622 in 2010, the majority of which related to Marsh & McLennan Companies acting as an insurance broker for Penn West.

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Responsibility for Executive Compensation Decisions

The advice and information provided by Mercer to the HR&C Committee and the Board, including peer compensation data, and recommendations and materials provided by HR Management, are factors considered in the HR&C Committee’s recommendations and the Board’s determinations regarding executive compensation. However, the HR&C Committee and the Board do not rely exclusively on the advice, information or recommendations received from Mercer or Penn West management. The decisions of the HR&C Committee and the Board reflect a broad number of factors and considerations, and are not determined solely by the advice, information or recommendations provided by Mercer or Penn West management.

Use of Discretion

The HR&C Committee and the Board apply informed judgment to reach decisions regarding executive compensation that support the achievement of Penn West’s strategic objectives. The HR&C Committee and the Board believe that the use of prescriptive formulae and weightings for making compensation decisions can lead to unsuitable compensation results and potentially encourage inappropriate risk-taking behaviours to the detriment of long-term performance. Thus, in order to maintain the flexibility necessary to reach executive compensation decisions that appropriately reflect the circumstances of each particular year, the HR&C Committee and the Board have deliberately not adopted fixed formulae or formal rules or limits on the use of discretion in executive compensation matters. Rather, the HR&C Committee conducts a thorough review of the company and executives’ performance each year, taking into account a number of factors, including corporate performance relative to Penn West’s business objectives and various corporate performance measures as well as relative to industry peers, and taking into account external factors and challenges relevant in the particular year. This annual performance assessment forms the basis for recommendations and decisions with respect to the amount of short-term incentives and, to some extent, long-term incentives awarded to the executives, including the Named Executive Officers, each year.

Executive Compensation Peer Group and Benchmarking

Each year, the total compensation for the Named Executive Officers is reviewed by the HR&C Committee and compared to the total compensation for executives holding similar positions with members of a peer group of comparator organizations (the “Executive Compensation Peer Group”). In identifying the Executive Compensation Peer Group each year, emphasis is placed on the following:

•

Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity; and

•	organizations from which future Penn West executives may reasonably be expected to be recruited or to which current Penn West executives may reasonably be expected to move.

Based mainly on the above criteria, a peer group of entities is identified and compensation data regarding the comparator entities is used as a factor in the review and consideration of appropriate levels and composition of compensation for Penn West’s executives.

Penn West targets total compensation for executive officers at the median of the Executive Compensation Peer Group and above for those who achieve superior individual performance and assist Penn West in achieving superior organizational performance. The HR&C Committee uses data regarding the Executive Compensation Peer Group as a guideline and applies discretion in making compensation recommendations to the Board in conjunction with other considerations, particularly individual, business unit and organizational performance.

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Following is the list of entities comprising the Executive Compensation Peer Group selected for purposes of assessing Penn West’s total compensation for executives in respect of the 2011 year.

Apache Canada Ltd.	Devon Canada Corporation
ARC Resources Ltd.	Encana Corporation
Baytex Energy Corp.	Enerplus Corporation
Canadian Natural Resources Limited	EOG Resources Canada
Canadian Oil Sands Limited	Husky Energy Inc.
Cenovus Energy Inc.	Nexen Inc.
Crescent Point Energy Corp.	PetroBakken Energy Ltd.
Daylight Energy Ltd.	Talisman Energy Inc.

Review Process for Base Salaries

Base salaries are reviewed annually by the HR&C Committee, taking into account: (1) comparative data provided by Mercer for similar positions with respect to the Executive Compensation Peer Group; (2) assessments of individual, business unit and corporate performance; (3) the individual’s experience and skills; (4) scope of responsibilities of the particular role; (5) internal equity considerations regarding similar positions within the organization; (6) retention considerations; (7) inflation and other economic factors; and (8) recommendations from the President & Chief Executive Officer. Annual base salaries are recommended by the HR&C Committee and approved by the Board early in each calendar year, typically at the February meetings of the Board, and implemented retroactively as of January 1 of that year.

Review Process for Short-Term Incentives (Cash Bonuses)

Each year, executive cash bonuses are independently reviewed and recommended by the HR&C Committee and determined by the independent members of the Board, having regard to the following factors:

(a)	annual organizational performance assessment with respect to business objectives and other achievements in the year;

(b)	total Shareholder return for the year, including relatives to industry peers;

(c)	assessment of individual executive performance in the year;

(d)	market data with respect to anticipated awards by members of the Executive Compensation Group under similar cash bonus plans; and

(e)	relative performance of Penn West in prior years and cash bonus awards to Penn West executives in such years.

The framework for the annual organizational performance assessment is based on the following three categories, which the Board believes are meaningful drivers and indicators of annual total Shareholder return:

(1)	base operations;

(2)	value creation; and

(3)	financial and business strategies.

The HR&C Committee and the Board exercise a considerable amount of discretion in assessing overall performance to ensure that cash bonus awards are not unduly influenced by an unusual result in any one given area, and to allow for recognition of unanticipated results in areas that might not be reflected by pre-determined performance measures. Penn West’s approach to cash bonuses for executives, with its relationship to overall corporate performance, emphasizes a “team” approach to success. Cash bonuses do, however, also reflect a consideration of individual performance.

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Review Process for Long-Term Incentives (Stock Option Plan)

Pursuant to the Stock Option Plan, employees, including the Named Executive Officers, are provided with an initial grant of Options upon their commencement of service, as a competitive tool for employee attraction and retention as well as long-term incentive. Options may also be granted from time to time in connection with the promotion of an employee, including a Named Executive Officer. Additional Options are also granted annually to employees, including the Named Executive Officers, as a long-term incentive and retention tool. These annual grants of Options are assessed by the HR&C Committee for each year beginning with review of preliminary recommendations from HR Management at a meeting of the HR&C Committee near the end of the prior year, typically in November, regarding an estimated “budget” for the upcoming year’s annual grants of Options. Early in the year of the annual grant, typically in February, the HR&C Committee conducts a further review of HR Management’s recommendations, including any updated recommendations, then formulates recommendations regarding, and the Board ultimately approves, a budget for Option grants to all employees, and the independent members of the Board approve the specific grants to executive officers. In determining Option grants to executive officers, the HR&C Committee and the Board take into account market data from Mercer regarding anticipated awards by members of the Executive Compensation Peer Group under similar equity-based plans for similar executive positions and responsibilities, as well as overall corporate performance in the prior year and each executive’s individual skills and capabilities.

EXECUTIVE COMPENSATION DECISIONS FOR 2011

Base Salary Decisions for 2011

The following table reflects the 2011 base salary decisions of the Board with respect to the Named Executive Officers. Further information is provided in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Compensation Data”. In reaching these decisions, the HR&C Committee and the Board considered the factors summarized above in its review of 2011 annual base salaries for executives. Particular consideration was given to the promotion of Ms. Foulkes from the position of Senior Vice President to Executive Vice President and the significant increase in and continuing expansion of the scope of responsibilities of Ms. Foulkes.

Named Executive Officer	2011 Base Salary ($)	% Change between 2011 Base Salary and 2010 Base Salary
Nunns	525,000	5%
Andrew	525,000	0%
Foulkes	420,000	40%
Takeyasu	400,000	14%
Fitzgerald	330,000	10%
Luft	315,000	11%
Average Increase:		11%

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Cash Bonus Decisions for 2011

Performance Assessment for 2011

In February 2012, the HR&C Committee recommended, and the independent members of the Board approved, the 2011 cash bonuses for executives of Penn West, including for the Named Executive Officers, taking into account a number of qualitative and quantitative objectives, measures and factors, including, but not limited to:

•	one-year and two-year total Shareholder return, including relative to industry peers;

•	value creation measures, including finding and development costs, capital efficiency measures and inventories of drilling locations generated;

•	base operations, including production performance, measures such as cash costs and execution of operational, heath, safety, environmental and regulatory programs;

•	performance relative to business strategies, including relating to enhanced integration of business systems and processes, business development, personal and financial measures; and

•	achievements with respect to unexpected challenges and external factors during the year.

The HR&C Committee recommended and the Board determined that executive cash bonuses for 2011 would be lower than awarded for 2010, as total Shareholder return in 2011 was not as strong as in 2010, and certain objectives, including with respect to finding and development costs and capital efficiency measures, had not been achieved. However, the HR&C Committee and the Board also recognized that there were many significant organizational achievements in 2011 that should be rewarded. In particular, significant operational challenges were encountered in the second quarter and into the third quarter of 2011, due to severe flooding in southern Saskatchewan and Manitoba, wild fires in the Slave Lake region of northern Alberta, and third party facility outages. Penn West executives displayed exemplary leadership in dealing with these emergencies and responding to needs of personnel and communities, while addressing the related operating interruptions. In addition, Penn West executives were faced with significant crude oil market volatility throughout most of 2011.

Despite these challenges, Penn West managed to build significant operational momentum as it moved from the resource appraisal stage toward full-scale development on many of its light-oil plays, and increased liquids production in 2011 relative to 2010. Production for the fourth quarter was 168,801 boe per day, an increase of more than 7,000 boe per day over Penn West’s third quarter production, and Penn West met its mid-point of both its 2011 annual and second half average production guidance. Average oil and liquids production was approximately 108,000 barrels per day in the fourth quarter of 2011, an increase of seven percent over the third quarter of 2011. Annual production for 2011 averaged 163,094 boe per day, in line with annual guidance of 162,000 to 164,000 boe per day. Reserve replacement exceeded 230 percent, prior to the impact of economic natural gas price revisions and asset dispositions, with more than 70 percent of added reserves representing light oil and liquids. In addition, Penn West’s total Shareholder return outperformed the TSX Oil and Gas Index and many of Penn West’s industry peers. Drilling inventory objectives were exceeded by more than 60 percent of expectations. In addition, health, safety, environmental and regulatory objectives for the year were largely met or exceeded, crude oil hedging strategies were implemented and debt portfolio diversification was enhanced with the completion of two private placements of unsecured notes with aggregate principal amounts of approximately Cdn. $135 million and US$230 million.

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2011 Cash Bonus Awards

Based on the foregoing performance assessment, as well as data regarding expected cash bonuses for executives at entities in the Executive Compensation Peer Group, consideration of performance relative to peers, and information provided by HR Management and Mercer, the Board approved 2011 cash bonus awards for each of the Named Executive Officers as reflected in the following table, as well as in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Compensation Data”, with an average cash bonus of 72% for the Named Executive Officers as a percentage of 2011 base salaries, compared to an average cash bonus of 111% for the Named Executive Officers in 2010 compared to 2010 base salaries.

Named Executive Officer	2011 Cash Bonus ($)	2011 Cash Bonus Expressed as % of 2011 Base Salary (%)	2010 Cash Bonus ($)	2010 Cash Bonus Expressed as % of 2010 Base Salary (%)
Nunns	375,000	71%	525,000	100%
Andrew	375,000	71%	525,000	100%
Foulkes	300,000	71%	425,000	142%
Takeyasu	300,000	75%	375,000	107%
Fitzgerald	225,000	68%	325,000	108%
Luft	225,000	71%	325,000	114%
Total for Named Executive Officers:	1,800,000	N/A	2,500,000	N/A
Average:	300,000(1)	72%(2)	416,667(1)	111%(2)

Notes:

(1)	Reflects weighted average of the cash bonuses for Named Executive Officers for the applicable year.
(2)	Reflects total cash bonuses for Named Executive Officers for the year divided by total base salaries for Named Executive Officers for the year.

Option Grant Decisions for 2011

On February 16, 2011, the HR&C Committee recommended, and the independent members of the Board unanimously approved, the Options granted to each of the executive officers, including the Named Executive Officers, on March 8, 2011. The Options granted to each of the Named Executive Officers are reflected in the following table, as well as in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Compensation Data”.

Named Executive Officer	Options Granted (#)	% of Options Granted to Employees in 2011	Grant Date	Exercise Price ($)	Expiry Date	Grant Date Fair Value of Unit Rights Granted(1) ($)
Nunns	225,000	2.6%	08-Mar-2011	27.63	07-Mar-2016	1,534,500
Andrew	225,000	2.6%	08-Mar-2011	27.63	07-Mar-2016	1,534,500
Foulkes	200,000	2.3%	08-Mar-2011	27.63	07-Mar-2016	1,364,000
Takeyasu	175,000	2.1%	08-Mar-2011	27.63	07-Mar-2016	1,193,500
Fitzgerald	125,000	1.5%	08-Mar-2011	27.63	07-Mar-2016	852,500
Luft	125,000	1.5%	08-Mar-2011	27.63	07-Mar-2016	852,500

Note:

(1)	(7) Reflects the grant date fair value of the Options awarded to the NEO in 2011 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$6.82
Expected life of Options (years)	4.0
Expected volatility (average)	30.7%
Risk-free rate of return (average)	2.4%
Dividend yield	4.0%

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Breakdown of Executive Benefits and Perquisites in 2011

The total value of perquisites provided to each Named Executive Officer was less than $50,000 and less than 10% of the Named Executive Officer’s annual salary in 2011. The table below reflects the breakdown of benefits and perquisites provided to the Named Executive Officers in 2011.

Named Executive Officer	Perquisites			Other Compensation Generally Available to Employees			Total All Other Compensation
	Parking	Other Perquisites(1)	Total	Life/Health Insurance Premiums	Savings Plan Contributions	Total
Nunns	6,930	3,200	10,130	3,640	78,750	82,390	92,520
Andrew	5,577	Nil	5,577	3,910	78,750	82,660	88,237
Foulkes	6,930	Nil	6,930	4,106	63,000	67,106	74,036
Takeyasu	6,930	1,495	8,425	3,610	60,000	63,610	72,035
Fitzgerald	6,930	1,495	8,425	2,331	49,500	51,831	60,256
Luft	6,930	4,495	11,425	3,171	47,250	50,421	61,846

Note:

(1)	Reflects amounts paid for and resulting from executive health assessments.

Compensation Decisions Related to Succession Planning

Integral to long-term corporate success is a seamless and supported transition of leadership, especially at the highest levels. William Andrew’s employment arrangements were amended in 2011 to provide for his continued employment as Vice-Chairman for a period of up to five years. As a consequence of his continued employment, amounts otherwise payable to him in 2011 on the termination of his employment as Chief Executive Officer have been deferred for up to five years until his termination of employment as Vice-Chairman, which may occur for any reason at the discretion of the Board or on the resignation of Mr. Andrew. For more information, see “Termination and Change of Control Benefits – NEO Agreement – Termination of the Employment of the Vice-Chairman”.

Pension Plan Benefits

Penn West does not have a pension plan in which Named Executive Officers participate that provides for payments or benefits at, following, or in connection with retirement, including a defined benefit plan or a defined contribution plan. Instead, Penn West offers contributions to the Savings Plan as described above. In addition, Penn West does not have any deferred compensation plans in which Named Executive Officers participate.

EXECUTIVE EQUITY OWNERSHIP REQUIREMENTS

Under the Director and Executive Share Ownership Policy that came into effect as of January 1, 2011, each executive of Penn West (including each Named Executive Officer) is required to meet and maintain ownership of the applicable minimum value of Shares set forth below, within a period expiring five years from the later of: (a) January 1, 2011, and (b) the date of their appointment to their executive position at Penn West.

Category of Executive	Share Ownership Required (multiple of base salary)
Chief Executive Officer	3 times
Executive Vice President	2 times
Senior Vice President	1.5 times
Vice President	1 times

43	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

In calculating the value of Shares owned, all Shares owned, directly or indirectly, by the executive, as disclosed on SEDI, are included. In addition, any Shares acquired and held through the Savings Plan are included in the total value of Shares owned, whether or not they have yet been disclosed on SEDI. Options, Share Rights, Restricted Options and Restricted Rights held, but that have not been exercised, are excluded for the purpose of calculating the value of Shares owned. Any Shares acquired pursuant to the exercise of Options, Share Rights, Restricted Options or Restricted Rights (as applicable) and not subsequently sold, are also included in the calculation of ownership.

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the Named Executive Officers of Penn West as at April 29, 2011 and the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the Named Executive Officers of Penn West and investment-at-risk statistics for the Named Executive Officers of Penn West as at April 30, 2012.

	As at April 29, 2011	As at April 30, 2012
Name	Shares(1) (#)	Shares(1) (#)		Year over Year Change in Total Shares(1) (#)	Value at Risk Amount(2) ($)	Value at Risk as multiple of base salary(3) (#)	Complies with Executive Equity Ownership Requirement
Nunns	117,606	141,858		24,252	2,401,656	4.57	Yes
Andrew(5)	194,902	213,468	(5)	18,566	3,614,013	6.88	Yes(5)
Foulkes	13,061	17,510		4,449	296,444	0.71	Yes(4)
Takeyasu	52,583	58,678		6,095	993,419	2.48	Yes
Fitzgerald	45,430	48,764		3,334	825,575	2.50	Yes
Luft	11,416	15,570		4,154	263,600	0.84	Yes(4)
Average Year Over Year Change in Total Equity:				+ 10,142 Shares
Average value at risk as multiple of base salary:				3.00
Total value at risk as multiple of total base salaries:				3.34

Notes:

(1)	Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each Named Executive Officer, excluding any Shares that may have been acquired by the Named Executive Officer, directly or indirectly, under Penn West’s Dividend Reinvestment Plan or the Savings Plan since December 31, 2011.
(2)	Reflects the market value of Shares based on the closing price of $16.93 for the Shares on the TSX on April 30, 2012.
(3)	“Value at Risk as multiple of base salary” reflects the “Value at Risk Amount” for the Named Executive Officer divided by the 2011 annual base salary for the Named Executive Officer.
(4)	Named Executive Officers have five years from the later of January 1, 2011 and the date of their appointment to their respective office to acquire the minimum number of Shares. This Named Executive Officer has until December 31, 2015 to meet the applicable Executive Equity Ownership Requirement.
(5)	Since Mr. Andrew served as the Chief Executive Officer of Penn West until August 2011, his compensation is required to be disclosed as executive compensation for purposes of this Information Circular. For consistency, his equity ownership is being reported with the other Named Executive Officers in this Information Circular, relative to the Executive Equity Ownership Requirements, instead of with the other Non-Management Directors. The total number of Shares held by Mr. Andrew as at April 30, 2012 reflected does not include 971 DSUs held by Mr. Andrew as at April 30, 2012.

44	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

COMPENSATION DATA

Summary Compensation Table

The following table provides a summary of all direct and indirect compensation provided to our Named Executive Officers for, or in connection with, services they have provided to Penn West and its subsidiaries in the three most recently completed financial years.

Name and principal position	Year	Salary(5) ($)	Share- based awards(6) ($)	Option- based awards ($)		Non-equity incentive plan compensation ($)		Pension value(13) ($)	All other compensation(14) ($)	Total compensation(15) ($)
						Annual incentive plans(11)	Long-term incentive plans(12)
Murray Nunns President and Chief Executive Officer(1)	2011	525,000	N/A	1,534,500	(7)	375,000	N/A	N/A	92,520	2,527,020
	2010	525,000	N/A	710,000	(8)(10)	525,000	N/A	N/A	89,347	1,849,347
	2009	525,000	N/A	560,000	(9)(10)	350,000	N/A	N/A	85,562	1,520,562

William Andrew Vice Chairman(2)	2011	525,000	N/A	1,534,500	(7)	375,000	N/A	N/A	88,237	2,522,737
	2010	500,000	N/A	710,000	(8)(10)	525,000	N/A	N/A	85,327	1,820,327
	2009	440,000	N/A	480,000	(9)(10)	350,000	N/A	N/A	76,454	1,346,454

Hilary Foulkes Executive Vice President and Chief Operating Officer(3)	2011	420,000	N/A	1,364,000	(7)	300,000	N/A	N/A	74,036	2,158,036
	2010	300,000	N/A	532,500	(8)(10)	425,000	N/A	N/A	55,793	1,313,293
	2009	285,000	N/A	280,000	(9)(10)	250,000	N/A	N/A	50,865	865,865

Todd Takeyasu Executive Vice President and Chief Financial Officer	2011	400,000	N/A	1,193,500	(7)	300,000	N/A	N/A	72,035	1,965,535
	2010	350,000	N/A	532,500	(8)(10)	375,000	N/A	N/A	62,797	1,320,297
	2009	320,000	N/A	320,000	(9)(10)	275,000	N/A	N/A	54,615	969,615

Mark Fitzgerald Senior Vice President, Development(4)	2011	330,000	N/A	852,500	(7)	225,000	N/A	N/A	60,256	1,467,756
	2010	300,000	N/A	443,750	(8)(10)	325,000	N/A	N/A	54,049	1,122,799
	2009	285,000	N/A	200,000	(9)(10)	250,000	N/A	N/A	51,369	786,369

S. Keith Luft General Counsel and Senior Vice President, Stakeholder Relations	2011	315,000	N/A	852,500	(7)	225,000	N/A	N/A	61,846	1,454,346
	2010	285,000	N/A	443,750	(8)(10)	325,000	N/A	N/A	52,608	1,106,358
	2009	285,000	N/A	200,000	(9)(10)	200,000	N/A	N/A	52,293	737,293

Notes:

(1)	Mr. Nunns held the position of President and Chief Operating Officer until August 2011, when he was appointed President and Chief Executive Officer.
(2)	Mr. Andrew held the position of Chief Executive Officer until August 2011, when he was appointed Vice-Chairman.

45	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

(3)	Ms. Foulkes held the position of Senior Vice President, Business Development until December 2010, and the position of Executive Vice President, Business Development from January 2011 to August 2011, when she was appointed Executive Vice President and Chief Operating Officer.
(4)	Mr. Fitzgerald held the position of Senior Vice President, Production until July 2011, when he was appointed Senior Vice President, Development.
(5)	Represents the dollar value of cash and non-cash base salary each Named Executive Officer earned during the respective year.
(6)	Penn West did not grant “share-based awards” to its Named Executive Officers in 2009, 2010 or 2011. However, Restricted Rights, considered “share-based awards” were issued by Penn West to holders of Unit Rights, where elected by Unit Right holders, together with Restricted Options, in exchange for outstanding Unit Rights as of January 1, 2011 in connection with the Corporation Conversion. For these purposes, “share-based awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock.
(7)	Reflects the grant date fair value of the Options awarded to the NEO in 2011 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$6.82
Expected life of Options (years)	4.0
Expected volatility (average)	30.7%
Risk-free rate of return (average)	2.4%
Dividend yield	4.0%

(8)	Reflects the grant date fair value of the applicable Unit Rights awarded to the NEO in 2010, using the binomial lattice option-pricing model adopted by the Trust for accounting purposes in accordance with Section 3870 of the CICA Handbook, using the following weighted average assumptions:

Average fair value of Unit Rights granted (per Unit Right)	$3.55
Expected life of Unit Rights (years)	3.0
Expected volatility (average)	32.2%
Risk-free rate of return (average)	2.3%
Distribution yield*	6.8%
(*Represents distributions declared as a percentage of the market price of Trust Units.)

The expected volatility of the Unit Rights was based on the historical volatility of the price of the Trust Units. The expected life of the Unit Rights was based on the expected exercise patterns. The forfeiture rate was based on historical employee forfeiture patterns.

(9)	Reflects the grant date fair value of the applicable Unit Rights awarded to the NEO in 2009, using the binomial lattice option-pricing model adopted by the Trust for accounting purposes in accordance with Section 3870 of the CICA Handbook, using the following weighted average assumptions:

Average fair value of Unit Rights granted (per Unit Right)	$1.60
Expected life of Unit Rights (years)	3.0
Expected volatility (average)	28.4%
Risk-free rate of return (average)	1.7%
Distribution yield*	15.2%
(*Represents distributions declared as a percentage of the market price of Trust Units.)

The expected volatility of the Unit Rights was based on the historical volatility of the price of the Trust Units. The expected life of the Unit Rights was based on the expected exercise patterns. The forfeiture rate was based on historical employee forfeiture patterns.

(10)	In connection with the Corporate Conversion, all outstanding Unit Rights on January 1, 2011 were exchanged for Share Rights or, at the election of the holder, Restricted Share Rights plus Restricted Options, as discussed in “Summaries of Executive Compensation Plans – Common Share Rights Incentive Plan”. Any Restricted Share Rights would constitute “Share-Based Awards”.
(11)	Represents annual cash bonus awards to the Named Executive Officers in the respective year.
(12)	No amounts were earned by the Named Executive Officers in 2009, 2010 or 2011 for services performed during the respective year that are related to awards under non-equity long-term incentive plans. For the purposes of applicable Canadian securities legislation, a “non-equity incentive plan” is an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment.
(13)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits.

46	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

(14)	Represents the dollar value of all other compensation received by each Named Executive Officer in the respective year that is not reported in any other column of the table. The amounts in this column reflect the amounts contributed to the Savings Plan by Penn West on behalf of the Named Executive Officer pursuant to the terms of the Savings Plan, the value of life and health insurance premiums paid on behalf of the Named Executive Officer, and the value of parking benefits and executive health benefits received by the Named Executive Officer. Such parking benefits and executive health benefits are not generally available to employees of Penn West. The Named Executive Officers did not receive any other perquisites (including property or other personal benefits provided to a Named Executive Officer that are not generally available to all employees) in the respective year. See “Benefits and Other Compensation” for details.
(15)	Represents the dollar value of each Named Executive Officer’s total compensation for the respective year, being the sum of the amounts reported in the other columns of the table.

Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock. Penn West did not grant “share-based awards” to its Named Executive Officers in 2011. However, in connection with the Corporate Conversion, employees of the Trust, including the Named Executive Officers, were able, in certain circumstances as described under “Summaries of Executive Compensation Plans – Common Share Rights Incentive Plan”, to elect to receive in exchange for any Unit Rights they held and were outstanding on December 31, 2010, Restricted Rights (together with Restricted Options), which qualify as “share-based awards”. For more information regarding Restricted Rights and the exchange process, see “Summaries of Executive Compensation Plans – Common Share Rights Incentive Plan”.

Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features. The only “option-based awards” that Penn West granted to its Named Executive Officers in 2011 were Options issued pursuant to the Stock Option Plan. For details regarding the Stock Option Plan, see “Compensation Discussion & Analysis - Executive Compensation Review Process - Review Process for Long-Term Incentives (Stock Option Plan)” and “Summaries of Executive Compensation Plans – Stock Option Plan”.

The following table sets forth information regarding all Options, Share Rights, Restricted Options and Restricted Rights outstanding as at December 31, 2011 that were held by each Named Executive Officer (for clarity, including Share Rights, Restricted Options and Restricted Rights received in exchange for Unit Rights granted before 2011 and outstanding on December 31, 2010, in connection with the Corporate Conversion). All of the Options and Unit Rights that were subsequently exchanged for Share Rights, Restricted Options and Restricted Rights held by the Named Executive Officers were issued at a grant price equal to the fair market value of the Shares, and in the case of Unit Rights, the Trust Units, at the applicable grant date, as determined in accordance with the Stock Option Plan or the TURIP, as applicable.

47	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

	Option-based Awards					Share-based Awards
Name	Number of Shares underlying unexercised Share Rights, Restricted Options or Options (#)	Share Right, Restricted Option or Option exercise price ($)		Share Right, Restricted Option or Option expiration dates	Value of unexercised in-the- money Share Rights, Restricted Options or Options(2) ($)	Number of share- based awards that have not vested (#)(3)	Market or payout value of share- based awards that have not vested ($)(4)	Market or payout value of vested share- based awards not paid out or distributed ($)(5)
Nunns	225,000	27.63		Mar 7, 2016	Nil	233,333	1,388,999	2,418,000
	200,000	23.84		Mar 17, 2014	Nil
	300,000	23.84		Apr 5, 2013	Nil

Andrew	225,000	27.63		Mar 7, 2016	Nil	249,999	1,592,491	1,779,208
	200,000	23.84		Mar 17, 2014	Nil
	230,000	23.84		Apr 5, 2013	Nil
	200,000	23.84		Feb 7, 2012	Nil

Foulkes	200,000	27.63		Mar 7, 2016	Nil	158,333	838,246	1,415,504
	150,000	23.84		Mar 17, 2014	Nil
	175,000	23.84		Apr 5, 2013	Nil
	200,000	26.09	(1)	Jun 8, 2012	Nil

Takeyasu	175,000	27.63		Mar 7, 2016	Nil	166,666	939,992	1,614,508
	150,000	23.84		Mar 17, 2014	Nil
	200,000	23.84		Apr 5, 2013	Nil
	50,000	27.78	(1)	Jul 24, 2012	Nil

Fitzgerald	125,000	27.63		Mar 7, 2016	Nil	124,999	613,741	18,750
	125,000	23.84		Mar 17, 2014	Nil
	41,666	23.84		Apr 5, 2013	Nil

Luft	125,000	27.63		Mar 7, 2016	Nil	124,999	613,741	18,750
	125,000	23.84		Mar 17, 2014	Nil
	41,666	23.84		Apr 5, 2013	Nil
	125,000	23.84		Nov 20, 2012	Nil

Notes:

(1)	Pursuant to the terms of the CSRIP, on exercise of a Share Right, a Share Right holder may elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid per Trust Unit and dividends paid per Share during the period since the grant date. For the purposes of this table, the exercise prices of the outstanding Share Rights are presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the CSRIP.
(2)	The value of in-the-money unexercised Share Rights held at December 31, 2011 has been calculated based on the difference between the closing price of the Shares on the TSX on December 30, 2011 of $20.19 per Share and the reduced exercise price of the applicable Share Rights as at December 31, 2011. The value of in-the-money unexercised Restricted Options and Options held at December 31, 2011 has been calculated based on the difference between the closing price of the Shares on the TSX on December 30, 2011 of $20.19 per Share and the exercise price of the applicable Restricted Options or Options as at December 31, 2011.
(3)	Represents the aggregate number of Restricted Rights that had not vested on December 31, 2011. The number of share-based awards that had not vested is not reflective of the number of Shares that would be issued upon vesting or exercise of the Restricted Rights. Upon exercise of a Restricted Right, the holder may elect to receive either cash or Shares having a value equal to the dollar value of the Restricted Right at the date of exercise. The value of the Restricted Right at the date of exercise is determined on the date of exercise based on the number of Shares equal to (i) the lesser of $23.84 and the closing price of the Shares on the TSX on the date of exercise, minus (ii) the exercise price of the Restricted Right at the time of exercise (provided that, for greater certainty, if (i) minus (ii) yields a negative number, the value on the exercise shall be deemed to be zero.

48	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

(4)	Represents the estimated aggregate value of future payouts of Restricted Rights that had not yet vested as at December 31, 2011, based on the closing price of the Shares on the TSX on December 30, 2011 of $20.19 and assuming that the quarterly cash dividend of $0.27 per quarter in effect as at December 31, 2011 continues to be in effect until the applicable vesting dates of the Restricted Rights. The value of each Restricted Right is equal to: (i) the lesser of $23.84 and the closing price of the Shares on the TSX on the applicable vesting date, minus (ii) the reduced exercise price of the applicable Restricted Right as at the applicable vesting date. Where (i) minus (ii) yields a negative number as at the applicable vesting date, the value vested as at the applicable vesting date is zero. The actual amount ultimately paid to the Named Executive Officers in respect of such Restricted Rights upon vesting may be greater or less than the amounts indicated, depending upon the actual trading price of the Shares on the TSX on the date of exercise and the actual dividends paid by the Corporation per share during the period between December 31, 2011 and the date of exercise.
(5)	Represents the estimated aggregate value of outstanding vested Restricted Rights as at December 31, 2011, calculated based on the closing price of the Shares on the TSX on December 30, 2011 of $20.19.

Incentive Plan Awards – Value Vested or Earned During the Year

Penn West did not grant “share-based awards” to its Named Executive Officers in 2011. However, in connection with the Corporate Conversion, employees of the Trust, including the Named Executive Officers, were able, in certain circumstances, to elect to receive in exchange for any Unit Rights they held and were outstanding on December 31, 2010, Restricted Rights, which qualify as “share-based awards”. For more information regarding Restricted Rights and the exchange process, see “Summaries of Executive Compensation Plans – Common Share Rights Incentive Plan”.

The only “option-based awards” that Penn West granted to its Named Executive Officers in 2011 were Options issued pursuant to the Stock Option Plan. For details regarding the Stock Option Plan, see “Compensation Discussion & Analysis - Executive Compensation Review Process - Review Process for Long-Term Incentives (Stock Option Plan)” and “Summaries of Executive Compensation Plans – Stock Option Plan”.

Applicable Canadian securities legislation defines a “non-equity incentive plan” as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payments (for example, a cash bonus plan). The only “non-equity incentive plan” compensation granted by Penn West to its Named Executive Officers in 2011 was in the form of cash bonus payments.

The following table sets forth the value of the Share Rights, Restricted Options and Restricted Rights that vested in 2011 under the CSRIP, that were held by each Named Executive Officer. The first grants of Options were not made until after Corporate Conversion on January 1, 2011, and the earliest vesting date for a grant of Options under the Stock Option Plan is one year; thus, no Options vested in 2011.

Named Executive Officer	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year ($)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(4)
Nunns	735,068	2,275,734	375,000
Andrew	683,841	2,397,243	375,000
Foulkes	314,499	1,026,662	300,000
Takeyasu	413,117	1,351,828	300,000
Fitzgerald	384,251	1,074,253	225,000
Luft	327,719	945,723	225,000

Notes:

(1)	Represents the aggregate dollar value that would have been realized if the Restricted Options and Share Rights that vested in 2011 had been exercised on the respective vesting dates of such Restricted Options and Share Rights. In the case of Restricted Options, the respective amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and $23.84, being the exercise price of all Restricted Options. In the case of Share Rights, the respective amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and the reduced exercise price of the applicable Share Rights as at the respective vesting dates. Where the applicable vesting date was not a trading day on the TSX, the closing price of the Shares on the TSX on the next trading day following the applicable vesting date was used.

49	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

(2)	Pursuant to the terms of the CSRIP, on exercise of a Share Right, a Share Right holder may elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid by the Trust per Trust Unit and dividends paid by Penn West per Share during the period since the grant date. For the purposes of this table, the “Option-based awards – Value vested during the year” amounts are presented using the respective exercise prices after giving effect to the reduction in the applicable grant prices in accordance with the terms of the CSRIP.
(3)	Represents the aggregate dollar value that would have been realized if the Restricted Rights that vested in 2011 had been exercised on the respective vesting dates of such Restricted Rights. The value of each Restricted Right is equal to: (i) the lesser of $23.84 and the closing price of the Shares on the TSX on the applicable vesting date, minus (ii) the reduced exercise price of the applicable Restricted Right as at the applicable vesting date. Where (i) minus (ii) yields a negative number as at the applicable vesting date, the value vested as at the applicable vesting date is zero.
(4)	Reflects 2011 cash bonus amounts awarded.

Securities Authorized for Issuance Under Equity Compensation Plans as at December 31, 2011

The following table sets forth information in respect of securities authorized for issuance under Penn West’s equity compensation plans (being the CSRIP and the Stock Option Plan) as at December 31, 2011. For details regarding the CSRIP, see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”. For details regarding the Stock Option Plan, see “Summaries of Equity Compensation Plans - Narrative Discussion of Plan-Based Awards – Stock Option Plan”.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c)
Equity compensation plans approved by securityholders	27,579,673	$24.32	14,843,873
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	27,579,673	$24.32	14,843,873

Notes:

(1)	Reflects the number of securities to be issued upon exercise of outstanding Share Rights, Restricted Rights, Restricted Options and Options. Each holder of a Restricted Right holds a corresponding Restricted Option, and the Restricted Option must be exercised concurrently with the exercise of the Restricted Right. However, while the exercise of a Restricted Option involves the issuance of a Share from Penn West’s treasury, a Restricted Right may be settled with a cash payment (see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”) at the election of the holder. It is expected that in most cases, the holder of a Restricted Right will elect to receive a cash payment in lieu of receiving Shares. As at May 3, 2012, only approximately 2.7% of all Restricted Rights ever exercised had been settled in Shares (involving the issuance of 95,999 Shares, being approximately 0.02% of Penn West’s issued and outstanding Shares as at May 3, 2012). Thus, for purposes of this table, it is assumed that Restricted Rights will be settled in cash.
(2)	Reflects the weighted-average exercise price of outstanding Share Rights, Restricted Rights, Restricted Options and Options. The weighted-average exercise price of outstanding Share Rights and Restricted Rights is presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the CSRIP. Pursuant to the terms of the CSRIP, a Share Right holder may elect to pay either the original grant price or the reduced exercise price on exercise of a Share Right, but the exercise price of a Restricted Rights is in all cases the reduced exercise price.
(3)	The number of Shares that could be issued under Penn West’s equity compensation plans is calculated pursuant to a formula. For particulars of this formula, see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan” (in respect of the CSRIP) and “Summaries of Equity Compensation Plans – Stock Option Plan” (in respect of the Stock Option Plan).

50	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

PERFORMANCE CHART

The following graph illustrates Penn West’s cumulative total Shareholder (and Unitholder, in the case of years prior to 2011) return during the five most recently completed financial years, assuming that $100 was invested in Trust Units on the first day of the five year period, compared to the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Oil and Gas Index. In each case it has been assumed that distributions paid by the Trust and dividends paid by the Corporation have been reinvested.

	($)	2007 ($)	2008 ($)	2009 ($)	2010 ($)	2011 ($)
Penn West	100	82.44	50.93	80.04	110.88	98.95
S&P/TSX Composite Index	100	109.84	73.58	99.37	116.88	106.70
S&P/TSX Oil and Gas Exploration and Production Index	100	110.08	76.20	108.35	122.37	100.33
S&P/TSX Capped Energy Trust Index	100	103.15	75.22	107.96	139.85	n/a	(2)
Total Compensation for Named Executives (millions)(1)	100	5.12	7.53	5.49	7.43	10.08

Note:

(1)	The total compensation for named executives officers reflects the total compensation in CDN$ (millions) for the named executive officers reported in the respective year of disclosure. Total compensation includes base salary, short-term and long-term incentives (grant date fair value) and all other compensation. For the year 2007, such total compensation has been calculated using the Summary Compensation Table rules set out in Form 51-102F6 “Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008)”, in order to provide a basis for comparison to total compensation in 2008 through 2011.
(2)	Calculation of the S&P/TSX Capped Energy Trust Index ceased in 2011.

51	PENN WEST EXPLORATION 2012 MANAGEMENT PROXY CIRCULAR

Analysis of Performance Chart

The compensation received by the named executive officers over the periods reflected in the above graph has generally corresponded with the fluctuations in Penn West’s cumulative total return over such periods. Due to the inherent link between the values of Unit Rights and Options and fluctuations in the market price of the Trust Units and Shares, respectively, the underlying value of long-term incentive awards of Unit Rights and Options naturally followed fluctuations in Penn West’s cumulative total return. Penn West’s emphasis on the long-term incentive component of executive compensation, in the form of Unit Rights (for years prior to 2011) and Options (since 2011), has thus resulted in total compensation for Penn West’s named executive officers generally correlating to trends in Penn West’s cumulative total Shareholder return.

MANAGING COMPENSATION RISK

The Board has overall responsibility for risk oversight for the Corporation, with a focus on the most significant risks facing the Corporation, including strategic, operational and reputational risks. The Board conducts two strategic planning and review meetings with management per year, and a large component of each of these meetings is devoted to risk assessment and management. The Board’s risk oversight process includes oversight of management’s risk assessment and mitigation processes and is assisted by the work of the committees of the Board in carrying out their mandates.

The HR&C Committee assists the Board in its oversight of compensation related risk. The main risk management strategies employed by the Board to manage executive compensation related risk are the design of the executive compensation program itself and the use of minimum Share ownership requirements for executives.

As discussed above, Penn West’s executive compensation program is designed with a significant weighting toward “at-risk compensation. Between 73 and 77 percent of each Named Executive Officer’s compensation in 2011 was performance-based “at-risk” compensation, and an average of 69 percent of total compensation paid to Named Executive Officers over the 2009 through 2011 financial years was performance-based “at-risk: compensation, in the form of short-term incentive (i.e. cash bonus) and long-term incentive (i.e. Unit Rights or Options, as applicable). This significant portion of Penn West’s executive compensation being “at-risk” helps to discourage executives from taking inappropriate or excessive risks. In particular, the inherent alignment between executive interests and the interests of Shareholders offered by the equity-based compensation component (in the form of Unit Rights prior to the Corporate Conversion, and in the form of Options since the Corporate Conversion) limits circumstances in which executive might take inappropriate or excessive risks that would benefit their compensation at the expense of Penn West or its Shareholders. The vesting of these Unit Rights and Option awards in equal portions over periods of up to 6 years further encourages executives to focus on total Shareholder return over the longer term.

The HR&C Committee and Board’s process of determining cash bonuses on a discretionary basis using a comprehensive assessment of corporate performance, including Penn West’s performance relative to industry peers, rather than through use of prescriptive formulae, further discourages executives from taking inappropriate or excessive risks. As the value of both components of executives’ “at-risk” compensation is strongly linked to total Shareholder return, we believe that the significant weighting of executive compensation toward these “at-risk” components serves as an effective risk management tool.

Penn West’s minimum share ownership requirements for executives also help to discourage inappropriate or excessive risk taking behaviours through the further alignment of executive and Shareholder interests.

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CERTAIN OTHER MATTERS

In accordance with the Disclosure Policy that has been adopted by Penn West, directors, officers and employees of Penn West shall not: (a) knowingly sell, directly or indirectly, a security of Penn West if such person selling such security does not own or has not fully paid for the security to be sold; or (b) directly or indirectly, buy or sell a call or put in respect of a security of Penn West. Notwithstanding these prohibitions, directors, officers and employees of Penn West may sell a Share which such person does not own if such person owns another security convertible into Shares or an option or right to acquire Shares sold and, within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the Share so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable to the purchaser.

SUMMARIES OF EQUITY COMPENSATION PLANS

STOCK OPTION PLAN

At the meeting of Unitholders of the Trust held on December 14, 2010, the Unitholders approved a new stock option plan (the “Stock Option Plan”) for the Corporation, effective as of January 1, 2011.

Purpose: The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for executives and other employees. The attraction and retention of qualified personnel has been identified as one of the key risks to Penn West’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Penn West’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Penn West’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Penn West and by strengthening the alignment of the interests of personnel with the interests of Shareholders. As of January 1, 2011, the Stock Option Plan is the only equity-based compensation plan of Penn West pursuant to which awards continue to be granted to acquire Shares from treasury.

Grants: The Stock Option Plan provides that any officer or other employee of, or person or company engaged by, Penn West or any of its subsidiaries or affiliates (each a “Service Provider”) is eligible to participate in the Stock Option Plan and may be granted options (each, an “Option”) to purchase Shares from the treasury of Penn West from time to time thereunder, subject to the terms and limitations contained in the Stock Option Plan. The Stock Option Plan further expressly provides that Non-Employee Directors of Penn West are not eligible to participate in the Stock Option Plan. Penn West’s corporate compensation practices are structured such that only employees of Penn West or any of its subsidiaries or affiliates are granted Options under the Stock Option Plan.

Restrictions on Number of Shares Issuable: The Stock Option Plan is administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the “Committee”). The Committee may designate eligible Service Providers to whom Options may be granted and the number of Shares to be optioned to each, provided that the number of Shares to be optioned will not exceed the limitations set out below:

(a)	the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time is limited to 9% of the aggregate number of issued and outstanding Shares, less the number of Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements (including the CSRIP);

(b)	the number of Shares issuable (or reserved for issuance) to insiders, at any time, under all security based compensation arrangements will not exceed 5% of the issued and outstanding Shares;

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(c)	the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements will not exceed 2% of the issued and outstanding Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years (a “Rolling Three Year Period”) shall not exceed 2.0%

(where “Annual Grant Rate” means the percentage obtained using the following formula: % = 100 * (X / Y); where (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of Shares that are outstanding (on a non-diluted basis) during such calendar year (for the purposes of calculating the Annual Grant Rate for 2011, the Restricted Options issued on January 1, 2011 in connection with the Corporate Conversion pursuant to the Stock Option Plan are not counted in the calculation); and

(e)	Non-Employee Directors of Penn West are not eligible to participate in the Stock Option Plan.

(Paragraphs (a) through (e) above are collectively referred to as the “Option Grant Restrictions”.)

Any increase in the number of issued and outstanding Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Stock Option Plan. Options that are cancelled, terminate or expire prior to the exercise of all or a portion thereof will result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Stock Option Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

Vesting: The Committee may, in its sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, the Stock Option Plan provides that Options will vest and be exercisable as to one-fifth of the total number of Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Board has determined that, until otherwise determined by the Board, Options will vest as to one-fourth of the total number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Change of Control: Notwithstanding any other provision in the Stock Option Plan or the terms of any agreement with a holder of Options, in the event of a Change of Control (as defined in the Stock Option Plan), all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.

Exercise Price: The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of Shares traded for the five trading-day period at the time an Option is granted (or such other minimum price as may be required by the stock exchange on which the Shares are listed at the time of grant) (the “Market Price”).

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Term/Expiry: The period during which an Option is exercisable shall, subject to the provisions of the Stock Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the “Termination Date”). The Board has determined that, until otherwise determined by the Board, Options will be granted with a Termination Date that is five years from the date of grant. If the normal expiry date of any Options falls within any period of time when, pursuant to any policies of Penn West, securities of Penn West may not be traded by certain persons as designated by Penn West, including any holder of an Option (such period of time, a “Black-Out Period”) or within seven business days following the end of any Black-Out Period (such Options, the “Affected Options”), then the expiry date of all Affected Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options.

If permitted by the Committee, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the number of Shares actually issued shall be deducted from the number of Shares reserved with the TSX for future issuance under the Stock Option Plan and the balance of the Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An Option holder may make an offer (the “Surrender Offer”) to Penn West, at any time, for the disposition and surrender by the Option holder to Penn West (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Options) specified in the Surrender Offer by the Option holder, and Penn West may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by Penn West to the Option holder. For purposes of “Summaries of Executive Compensation Plans – Stock Option Plan”, “Fair Market Value” means the weighted average of the prices at which the Shares traded on the TSX for the five trading days on which the Shares traded on the TSX immediately preceding such date.

Assignment: Options are not assignable by the Option holder either in whole or in part and, upon any purported assignment being made in contravention of the terms of the Stock Option Plan, such Options will become null and void.

Amendment Provisions: The Board may, by resolution, amend or discontinue the Stock Option Plan and any Option granted under it (together with any related option agreement) at any time without Shareholder approval; provided however, that without the prior approval of the Shareholders (or such other approval as may be required by the TSX or such other stock exchange on which the Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Stock Option Plan or an Option that would permit an Option holder to assign or transfer an Option to a new beneficial Option holder, other than for estate settlement purposes in the case of the death of an Option holder; (v) make an amendment to the Stock Option Plan that would add to the categories of persons eligible to participate therein, including to permit Non-Employee Directors to participate in the Stock Option Plan; (vi) make an amendment to the Stock Option Plan to remove or amend the Option Grant Restrictions including to permit Non-Employee Directors to participate in the Stock Option Plan; or (vii) make an amendment to the Stock Option Plan to remove or amend the amendment provisions described above. Any amendment to the Stock Option Plan or to outstanding Options that requires approval of any stock exchange on which the Shares are listed

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for trading may not be made without the approval of such stock exchange. The Board may amend or discontinue the Stock Option Plan or outstanding Options at any time without the consent of an Option holder, provided that such amendment shall not adversely alter or impair any Option previously granted under the Stock Option Plan. The Committee may amend or terminate the Stock Option Plan or any outstanding Option at any time without the approval of the Shareholders or any Option holder whose Option is amended or terminated, in order to conform the Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

Termination/Death: Unless Penn West and an Option holder agree otherwise in an option agreement or other written agreement (such as an agreement of employment or consultancy), each Option provides that:

(a)	upon the death of the Option holder: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the Shares that may be acquired on exercise of the Options held by such Option holder (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;

(b)	if the Option holder shall no longer be a Service Provider by reason of termination without cause: (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder is terminated, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the Option holder is terminated (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination shall be: (A) the number of Shares that the Option holder is entitled to purchase on exercise of vested Options on the date that the Option holder is terminated; plus (B) the number of Shares that the Option holder is entitled to purchase on exercise of Options that vest following the date that the Option holder is terminated and up to and including the first to occur of (I) the 60th day following the date that the Option holder is terminated, and (II) the Termination Date;

(c)	if the Option holder shall no longer be a Service Provider by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Option holder to exercise any Options that were vested on the date that the Option holder was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

(d)	if the Option holder shall no longer be a Service Provider by reason of the Option holder ‘s resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the Option holder resigns (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination will be the number of Shares that the Option holder was entitled to purchase on exercise of vested Options on the date that the Option holder resigned; and

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(e)	if the Option holder is no longer a Service Provider by reason of the Option holder’s Retirement, such Option holder’s Options shall remain in full force and effect and will continue to vest in accordance with their terms and will continue to be exercisable by the Option holder from time to time in accordance with their terms until the Termination Date. “Retirement” means: (i) retirement from active employment or consultancy with Penn West or its affiliates or subsidiaries at or after age 60, provided that the Option holder must have (A) provided continuous services to Penn West or its affiliates or subsidiaries for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (ii) retirement from active employment or consultancy with Penn West or any of its affiliates or subsidiaries in circumstances where the Option holder has not reached the age of 60, but where the Option holder’s age plus the Option holder’s full years of service with Penn West or any of its affiliates or subsidiaries equals at least 70, provided that the Option holder must have (A) provided continuous services to Penn West or any of its affiliates or subsidiaries for a minimum of fifteen years at the time of retirement and be at least age 55, and (B) the Option holder has entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (iii) such other meaning as the Committee or the Board shall determine in its sole discretion.

It shall not be considered a termination of the Service Provider relationship if an Option holder is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an Option holder’s right to re-employment is no longer guaranteed either by applicable law or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an Option holder takes a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Option holder in order to take into account the period of the Leave.

Change in Structure: In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Stock Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Option holders and\or to provide for the Option holders to receive and accept such other securities or property in lieu of Shares, and the Option holders will be bound by any such determination. If Penn West fixes a record date for a distribution to all or substantially all of the holders of the Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in its sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Stock Option Plan), if Penn West enters into any transaction or series of transactions whereby Penn West or all or substantially all of the assets of Penn West and its subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction, Penn West and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of Penn West under the Stock Option Plan and the option agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Penn West under the Stock Option

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Plan and option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) Penn West shall have the right to satisfy any obligations to the Option holder in respect of any Options outstanding by paying to the Option holder, in cash, and as proceeds of disposition for an Option holder’s Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the Option holder would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

COMMON SHARE RIGHTS INCENTIVE PLAN

At a meeting held on December 14, 2010, the Unitholders of the Trust approved the Common Share Rights Incentive Plan (or “CSRIP”), which amended and replaced the Trust Unit Rights Incentive Plan (the “TURIP”) effective as of January 1, 2011.

Purpose: The purpose of the CSRIP is to provide an increased incentive for Service Providers to contribute to the future success and prosperity of Penn West, thus enhancing the value of the Shares for the benefit of all Shareholders. The CSRIP serves as a replacement plan for the Trust’s TURIP following the Corporate Conversion.

Share Rights: Except as described below under “Restricted Rights and Restricted Options”, all Unit Rights outstanding under the TURIP on January 1, 2011 were exchanged for share rights (“Share Rights”) under the CSRIP in connection with the Corporate Conversion. Holders of Share Rights are entitled to receive a Share on exercise of their Share Right on substantially the same terms and conditions that existed for Unit Rights prior to the Corporate Conversion.

Share Right Exercise Price: The exercise price (“Exercise Price”) per Share Right issued under the CSRIP is, at the election of the Service Provider holding such Share Right, either: (i) the volume weighted average trading price of the Trust Units on the TSX for the five trading days prior to the date upon which the exchanged Unit Rights were granted (the “Grant Price”); or (ii) the price calculated by deducting from the Grant Price all distributions paid, on a per Trust Unit basis, by the Trust, and all dividends paid, on a per Share basis, by the Corporation, after the Grant Date and prior to the date that such Share Right is exercised (the “Adjusted Exercise Price”). In no event may the Exercise Price be less than one dollar.

Restricted Rights and Restricted Options: Holders (“Electing Holders”) of Unit Rights, other than holders who were Non-Employee Directors of Penn West, that were “in-the-money” at the close of trading on the TSX on December 31, 2010 (the “Effective Time”) were entitled to elect (the “Conversion Election”) to receive in exchange for each Unit Right, instead of a Share Right: (i) an Option (a “Restricted Option”) to purchase a Share issued under the Stock Option Plan at an exercise price of $23.84 per Share, being the closing trading price of the Trust Units on the TSX on December 31, 2010 immediately prior to the Corporate Conversion; and (ii) a right (a “Restricted Right”) which right has a notional value (the “At Risk In-the-Money Amount”) at any given time equal to (a) the lesser of $23.84 per Share and the last closing price of the Shares on the TSX prior to the time of exercise of the Restricted Right (the “Market Price”), minus (b) the Adjusted Exercise Price of the Restricted Right at the time of exercise. Each Restricted Right and related Restricted Option must be exercised (or surrendered) concurrently by the Electing Holder.

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Exercise of a Restricted Right: On exercise of a Restricted Right: (i) if the corresponding Restricted Option is “in-the-money” (that is, the exercise price of the Restricted Option is less than the last closing price of the Shares on the TSX prior to the exercise time), then such Restricted Option is deemed to be exercised in accordance with the terms of the Stock Option Plan; and (ii) if the corresponding Restricted Option is “out-of-the-money” (that is, the exercise price of the Restricted Option is greater than the last closing price of the Shares on the TSX prior to the exercise time), then such Restricted Option is deemed to be surrendered to Penn West for cancellation without payment of any consideration therefor. On exercise of a Restricted Right, Penn West will issue to the Electing Holder that number of Shares as is equal to the number obtained by dividing the At Risk In-the-Money Amount by the Market Price of the Shares. However, the Electing Holder may elect, in the holder’s sole discretion, to receive a cash payment equal to the At Risk In-the-Money Amount in lieu of receiving Shares. It is expected that in most cases, the Electing Holder will elect to receive a cash payment in lieu of receiving Shares. As at May 3, 2012, only approximately 2.7% of all Restricted Rights ever exercised had been settled in Shares (involving the issuance of 95,999 Shares, being approximately 0.02% of Penn West’s issued and outstanding Shares as at May 3, 2012).

No New Grants: The only Share Rights, Restricted Rights and Restricted Options (collectively, “Rights”) issued under the CSRIP were issued in exchange for Unit Rights outstanding under the TURIP at the time that the Corporate Conversion was completed. The terms of the CSRIP provide that Penn West is not permitted to issue any further Rights pursuant to the CSRIP and the CSRIP will terminate on the date that there ceases to be any Rights outstanding thereunder.

Administration of the CSRIP: The CSRIP is administered by the Board, and the Board may delegate administration of the CSRIP (or any part thereof) to a committee of directors appointed from time to time by the Board or the Chief Executive Officer of Penn West pursuant to rules of procedure fixed by the Board.

Share Right Surrender Offer: The CSRIP contains a “surrender offer” feature which allows a holder of a vested Share Right (but not a Restricted Right) to make an offer (a “Surrender Offer”) to Penn West for the disposition and termination of such Share Right in consideration of a cash payment equal to the value of the last closing price of the Shares on the TSX prior to the receipt of the Surrender Offer by Penn West, less at the election of the holder, either the Grant Price or the Adjusted Exercise Price of such Share Right at the time of receipt of the Surrender Offer by Penn West. Penn West may, but will not be obligated to, accept the Surrender Offer.

Vesting and Term/Expiry: Under the TURIP, Unit Rights could be exercised during a period (the “Exercise Period”) (not to exceed six (6) years from the date upon which the Unit Rights were granted (the “Grant Date”)), and pursuant to a vesting schedule, determined by the Board (or its delegates) in its sole discretion at the time the Unit Rights were granted. Rights issued in exchange for Unit Rights have the same vesting and expiration terms as those that applied to the Unit Rights for which they were exchanged. The CSRIP provides that at the expiration of the applicable Exercise Period, any Rights not already exercised shall expire.

Change of Control: In the event of a Change of Control (as defined in the Stock Option Plan), the vesting provisions otherwise applicable to Rights shall be accelerated and all unexercised Rights may be exercised upon the effective date of the Change of Control.

Assignment: Rights issued under the CSRIP may not be assigned or transferred by a holder thereof.

Amendment Provisions: The Board may amend or discontinue the CSRIP at any time without the consent of holders of Rights, provided that such amendment shall not alter or impair any Rights previously issued under the CSRIP except as otherwise permitted by the CSRIP. In addition, the Board my, by resolution, amend the CSRIP and any Rights issued under it without Shareholder approval, provided that the Board is not entitled to, absent Shareholder and TSX approval: (i) increase the maximum number of Shares issuable pursuant to the CSRIP or the maximum percentage of outstanding Shares permitted to be reserved for issuance under the CSRIP; (ii) amend a

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Right to reduce the Grant Price or to extend the expiry date; (iii) cancel and reissue any outstanding Rights issued under the CSRIP; (iv) amend the individuals entitled to participate in the CSRIP; (v) amend the CSRIP to permit Rights to be transferable or assignable, other than for normal estate settlement purposes; or (vi) make an amendment to the CSRIP to remove or amend these amendment restrictions.

Termination of Services: Upon any holder of Rights ceasing to be a Service Provider for any reason whatsoever, other than the death of such holder, during the Exercise Period, all Rights which have not vested at such date terminate, and such holder of Rights has until the earlier of: (i) 90 days from the date such holder ceased to be a Service Provider; or (ii) the end of the Exercise Period; to exercise any outstanding Rights which have vested in such holder of Rights, and at the expiration of such 90 day period, any vested Rights which have not been so exercised shall terminate, provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Rights which have not been exercised shall immediately terminate. In the event that the foregoing provisions of the CSRIP conflict with or are inconsistent with the express terms of a written employment agreement (an “Executive Employment Agreement”) between an executive officer and Penn West, the terms of such Executive Employment Agreement would govern.

Death: Upon the death of a holder of unexercised Rights, all such Rights that have not vested at such date shall immediately vest, and the executor, administrator or personal representative of such holder shall have until the earlier of: (a) 180 days from the date of the death of the holder; and (b) the end of the respective expiry date of the Rights, to exercise all outstanding Rights (all of which shall have vested as at the date of death), and at the expiration of such period, any Rights which have not been exercised shall terminate and become null and void.

Change in Structure: In the event, during any Exercise Period of any Rights, of any consolidation, subdivision, re-division or change of the Shares into a greater or lesser number of Shares, then such outstanding Rights would be deemed to be amended to be for such greater or lesser number of Shares as would have resulted if the Shares represented by such Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price would be deemed to be adjusted on a pro rata basis. In the event of any other capital reorganization of Penn West during any Exercise Period of any Rights not otherwise covered by the preceding provisions, or an amalgamation or merger (whether by plan of arrangement or otherwise) of Penn West with or into any other entity or the sale of the properties and assets of Penn West (and the assets of its direct or indirect subsidiaries) as (or substantially as) an entirety to any other entity (and whether or not involving one or more third party entities), and provided that such event was not a “change of control” within the meaning of the Stock Option Plan, each holder of Rights would be entitled to receive and required to accept in exchange for the Rights then held by such holder, such number of rights or options (or similar securities) (the “New Securities”) to acquire such number and type of securities of the entity resulting from such capital reorganization, amalgamation or merger or to which such sale may be made, as the case may be (the “New Entity”), and exercisable at such exercise price and terms of vesting, as comparable to the Exercise Price and terms of vesting of the Rights, as the Board determined in its absolute discretion, but subject in all cases to the receipt of any required regulatory and Shareholder approvals. Upon the issuance of such New Securities to the holder in exchange for its Rights, the obligation of Penn West to the holder in respect of the Rights so exchanged would terminate and the holder would cease to have any further rights in respect thereof.

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DATA REGARDING EQUITY COMPENSATION PLANS

The table below reflects the numbers of Share Rights, Restricted Rights and Restricted Options issued by Penn West in exchange for Unit Rights on the Corporate Conversion as at January 1, 2011, as well as the numbers of such securities (and Options) remaining outstanding as at May 3, 2012 and as a percentage of issued and outstanding Shares.

Security Type	Issued in Exchange for Unit Rights on January 1, 2011		Outstanding as at May 3, 2012		Outstanding as a percentage of issued and outstanding Shares as at May 3, 2012
Share Rights	3,778,766		2,212,577		0.5%
Restricted Rights Restricted Options	27,586,712	(1)	12,783,306	(1)	2.7	%(1)
Options	N/A		15,319,282		3.2%

Total equity-based compensation plan securities outstanding as a % of Shares Issued and Outstanding as at May 3, 2012					6.4%

Note:

(1)	Each holder of a Restricted Right holds a corresponding Restricted Option, and the Restricted Option must be exercised concurrently with the exercise of the Restricted Right. However, while the exercise of a Restricted Option involves the issuance of a Share from Penn West’s treasury, a Restricted Right may be settled with a cash payment (as described in “Summaries of Executive Compensation Plans – Common Share Rights Incentive Plan – Exercise of a Restricted Right”) at the election of the holder. It is expected that in most cases, the holder of a Restricted Right will elect to receive a cash payment in lieu of receiving Shares. As at May 3, 2012, only approximately 2.7% of all Restricted Rights ever exercised had been settled in Shares (involving the issuance of 95,999 Shares, being approximately 0.02% of Penn West’s issued and outstanding Shares as at May 3, 2012). Thus, for purposes of this table, Restricted Rights and Restricted Options are reflected as one security.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

The following is a summary of the provisions of each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Penn West or a change in a Named Executive Officer’s responsibilities.

NEO AGREEMENTS

Penn West has entered into employment contracts (the “NEO Agreements”) with each of its Named Executive Officers. The NEO Agreements (other than Mr. Andrew’s NEO Agreement (the “Vice-Chair Agreement”)) continue in effect to and including the earliest of: (i) the date of voluntary retirement of the Named Executive Officer in accordance with the retirement policies established for senior executives of Penn West; (ii) the voluntary resignation of the Named Executive Officer; (iii) the death of the Named Executive Officer; (iv) termination of the employment of the Named Executive Officer by Penn West for cause; or (v) termination of the employment of the Named Executive Officer by Penn West other than for cause. For information relating to the termination of the Vice-Chair Agreement, see “Termination of the Employment of the Vice-Chairman”.

Definitions

For the purposes of the disclosure under “Termination and Change of Control Benefits”, the following terms have the following meanings:

“Annual Bonus” means:

(A)	for the purposes of the NEO Agreements other than the Vice-Chair Agreement, an amount equal to either: (i) the average of the annual bonus received by the Named Executive Officer in the 24-month period immediately prior to the Termination Date; or (ii) if the Named Executive Officer has not been continuously employed by Penn West for a period of two years prior to the Termination Date, the average of the annual bonus received by the Named Executive Officer during the Named Executive Officer’s years of service immediately prior to the Termination Date, and in the event that any such bonus was subject to a pro rata adjustment as a result of the Named Executive Officer working for a portion of the year in which the bonus award was made, such bonus shall, for the purpose of the calculation, be deemed to be equal to the annualized value of a full year bonus as if the Named Executive Officer had been employed for the entire year in which the bonus award was made; but does not include, in either case, any amounts related to awards under the CSRIP, the Stock Option Plan, or any other long term incentive arrangements put into place by Penn West; and

(B)	for the purposes of the Vice-Chair Agreement, an amount equal to the average of the cash bonuses paid to Mr. Andrew for the calendar years 2010 and 2011.

“Annual Compensation” means, for the purposes of the NEO Agreements other than the Vice-Chair Agreement, the sum of the Annual Salary plus the Annual Bonus (but does not include any amounts related to awards under the CSRIP, the Stock Option Plan, or any other long term incentive arrangements put into place by Penn West) plus an amount equal to fifteen percent of the Annual Salary (representing a reasonable estimate of benefits and perquisites of employment) and an amount equal to fifteen percent of the Annual Salary (representing Penn West’s contribution to the Savings Plan).

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“Annual Salary” means the Named Executive Officer’s annual salary as set out in his or her NEO Agreement, and as adjusted from time to time.

“Change of Control”, for the purposes of the NEO Agreements other than the Vice-Chair Agreement, has the meaning ascribed thereto in the Stock Option Plan.

“Constructive Dismissal” means, for the purposes of the NEO Agreements other than the Vice-Chair Agreement, unless consented to in writing by the Named Executive Officer, any action which constitutes constructive dismissal of the Named Executive Officer including, without limiting the generality of the foregoing: (i) a material decrease in the title, position, responsibilities, powers or reporting relationships of the Named Executive Officer; (ii) a reduction in the Annual Salary (excluding the Annual Bonus) of the Named Executive Officer, except where all senior executives of Penn West are subject to relatively similar reductions in their annual salary; (iii) a requirement to relocate to another city; or (iv) any material reduction in the value of the Named Executive Officer’s benefits, plans and programs (excluding the Annual Bonus, CSRIP and Stock Option Plan), except where all senior executives of Penn West are subject to relatively similar reductions in such value that is unrelated to a Change of Control.

“Termination Date” means the Named Executive Officer’s last day actively at work for Penn West, regardless of the reason for the cessation of employment.

Termination of Employment by Penn West Other than for Cause; Constructive Dismissal

Upon the termination of a Named Executive Officer’s employment by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer, the Named Executive Officer is entitled to receive a retiring allowance (the “Retiring Allowance”) (which shall include all statutory entitlement under labour standards legislation and all common law entitlement to reasonable notice) in the form of a cash payment equal to the sum of a factor (being 2.5 in the case of Mr. Nunns, 2.0 in the case of Ms. Foulkes and Mr. Takeyasu, and 1.5 in the case of Mr. Fitzgerald and Mr. Luft) multiplied by the Annual Compensation of the Named Executive Officer, as at the Termination Date, less required withholdings.

In addition to the Retiring Allowance: (i) each Named Executive Officer will also receive all earned and unpaid pro rata Annual Salary up to and including the Termination Date, accrued and unused vacation pay up to and including the Termination Date, along with a pro rata share of the bonus earned during the year in which the Termination Date occurs, calculated by multiplying the Annual Bonus times a fraction, the numerator of which shall be the number of days in the calendar year prior to the Termination Date and the denominator of which shall be 365; and (ii) the Named Executive Officer’s right to exercise all Share Rights granted under the CSRIP shall accelerate and vest and be exercisable in accordance with the CSRIP within a period of three (3) months after the Termination Date at the Exercise Price (as defined in the CSRIP) in effect on the Termination Date (or, in the case of a Restricted Right, based on the At Risk In-the Money Amount and the Market Price of the Shares in effect on the Termination Date, as such terms are defined in the CSRIP) notwithstanding any provision of the CSRIP or any agreement between the Named Executive Officer and Penn West related thereto. Further, any unvested Options the Named Executive Officer holds to purchase Shares shall accelerate and vest on the Termination Date and the Named Executive Officer shall have ninety (90) days after the Termination Date to exercise such vested Options. Any such vested Options not exercised in the ninety (90) days after the Termination Date shall terminate and be null and void.

The provisions described in this section, “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”, do not apply to Mr. Andrew and the Vice-Chair Agreement.

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Termination Following a Change of Control

In the event of a Change of Control and the election (the “Election”) of the Named Executive Officer to terminate his employment, which Election shall be at the discretion of the Named Executive Officer, then the Named Executive Officer shall be entitled to receive all of the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”, as if the Named Executive Officer had been terminated by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.

Mr. Takeyasu must make any such Election within 90 days following a Change of Control. Mr. Nunns may make such Election at any time following a Change of Control. In the event that Mr. Fitzgerald, Ms. Foulkes or Mr. Luft advise Penn West of such Named Executive Officer’s decision to exercise the Election: (i) the notification to Penn West of the Election must be in writing and must be provided to Penn West within 90 days following a Change of Control; (ii) Penn West may require such Named Executive Officer to remain employed with, and to continue to provide normal services to, Penn West for a period not to exceed six months following the Change of Control (the “Transition Period”); and (iii) if such Named Executive Officer does not provide the requested services through the Transition Period, then the Election shall be null and void, and such Named Executive Officer shall not be entitled to the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”.

The provisions described in this section, “Termination Following a Change of Control”, do not apply to Mr. Andrew and the Vice-Chair Agreement.

Other Termination by the Named Executive Officer

Each Named Executive Officer is entitled to terminate the Named Executive Officer’s employment with Penn West at the Named Executive Officer’s pleasure upon providing thirty days’ prior written notice to such effect to Penn West. In such event, the Named Executive Officer shall not be entitled to any further compensation except for salary, Savings Plan and vacation pay accrued and owing up to and including the Termination Date. The provisions described in this section, “Other Termination by the Named Executive Officer” do not apply to Mr. Andrew and the Vice-Chair Agreement.

Termination of the Employment of the Vice-Chairman

The Vice-Chair Agreement and Mr. Andrew’s appointment as Vice-Chairman is terminable at the discretion of the Board for any reason. Likewise, Mr. Andrew is entitled to resign at any time. In either event, Mr. Andrew is entitled to receive a payment of $1,705,000 plus 2.5 times the Annual Bonus, which shall include all statutory entitlement under labour standards legislation and all common law entitlement to reasonable notice. In addition, Mr. Andrew will receive all accrued and unpaid salary up to and including the Termination Date. In addition, on the first anniversary of the Termination Date, and annually thereafter until the fifth anniversary of the Termination Date, Mr. Andrew will be entitled to receive $150,000.

Any Options to acquire Shares pursuant to the Stock Option Plan granted to Mr. Andrew prior to September 15, 2011, and all Share Rights granted to Mr. Andrew pursuant to the CSRIP, shall vest as of the Termination Date, and Mr. Andrew shall have until the expiry date of such Options and Share Rights to exercise such vested Options and Share Rights. Any Options to acquire Shares pursuant to the Stock Option Plan granted to Mr. Andrew after September 15, 2011 shall be governed by the terms of the Stock Option Plan as follows: (i) on the voluntary resignation or retirement of Mr. Andrew, Options which have vested will be exercisable within 180 days; (ii) on the death of Mr. Andrew, all Options vest and are exercisable for 12 months; and (iii) on termination of the employment of Mr. Andrew by Penn West for any reason, all Options continue to vest for an additional 60

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days and are exercisable for a period of 180 days; and for greater certainty none of the Options granted to Mr. Andrew after September 15, 2011 will be treated as if Mr. Andrew’s cessation of employment was a “Retirement” as defined in the Stock Option Plan.

Mr. Andrew has agreed that he will resign as a director of Penn West, effective the Termination Date, if requested to do so by the Board.

Confidentiality Provisions

The NEO Agreements contain provisions regarding the non-disclosure of confidential information relating to the business, corporate affairs and operations of Penn West and its affiliates. These confidentiality provisions survive for a period of two years (or in the case of Ms. Foulkes, for an indefinite period of time) following the termination of a Named Executive Officer’s employment, except in circumstances where such confidential information is or becomes known to the public other than by a breach by the Named Executive Officer of his or her NEO Agreement.

Services during a Change of Control

In the event that a person takes steps to effect a Change of Control which the Board considers, in its sole discretion, could in fact effect a Change of Control, or Penn West enters into any agreement to effect a Change of Control, each Named Executive Officer agrees in his or her NEO Agreement that he or she will not voluntarily leave the employ of Penn West or cease to be an officer of Penn West or its affiliates until the earlier of such time as: (i) that person has abandoned or terminated its steps to effect a Change of Control or the Board considers, in its sole discretion, that such steps will not in fact effect a Change of Control; (ii) a Change of Control has been effected; or (iii) such agreement to effect a Change of Control has been terminated. The provisions described in this section, “Services during a Change of Control”, do not apply to Mr. Andrew and the Vice-Chair Agreement.

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TABLE OF ESTIMATED TERMINATION AND CHANGE OF CONTROL AMOUNTS

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the Named Executive Officers pursuant to their NEO Agreement and pursuant to Share Rights, Restricted Rights, Restricted Options and Options held by them as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2011. The table does not include the value of payments, payables and benefits already available to the Named Executive Officer at December 31, 2011, such as Share Rights, Restricted Rights, Restricted Options and Options that had already vested at such date.

Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to Accelerated Vesting of Share Rights, Restricted Rights, Restricted Options and/or Options Triggered by Termination(1)(2) ($)	Total ($)
Nunns	Termination Without Cause(3)	3,237,500	233,333	3,470,833
	Termination With Cause(4)	Nil	Nil	Nil
	Change of Control(5)	3,237,500	233,333	3,470,833
	Retirement / Resignation(6)	Nil	Nil	Nil

Andrew	Termination of the Vice-Chair Agreement(7)	3,580,000	249,999	3,829,999

Foulkes	Termination Without Cause(3)	2,104,500	158,333	2,262,833
	Termination With Cause(4)	Nil	Nil	Nil
	Change of Control(5)	2,104,500	158,333	2,262,833
	Retirement / Resignation(6)	Nil	Nil	Nil

Takeyasu	Termination Without Cause(3)	2,015,000	166,666	2,181,666
	Termination With Cause(4)	Nil	Nil	Nil
	Change of Control(5)	2,015,000	166,666	2,181,666
	Retirement / Resignation(6)	Nil	Nil	Nil

Fitzgerald	Termination Without Cause(3)	1,362,250	124,999	1,487,249
	Termination With Cause(4)	Nil	Nil	Nil
	Change of Control(5)	1,362,250	124,999	1,487,249
	Retirement / Resignation(6)	Nil	Nil	Nil

Luft	Termination Without Cause(3)	1,270,500	124,999	1,395,499
	Termination With Cause(4)	Nil	Nil	Nil
	Change of Control(5)	1,270,500	124,999	1,395,499
	Retirement / Resignation(6)	Nil	Nil	Nil

Notes:

(1)	Pursuant to the terms of the CSRIP, on exercise of a Share Right, Share Right holders may elect to pay either the original grant price or the reduced exercise price after reducing the original grant price to account for the amount of distributions paid by the Trust per Trust Unit and the amount of dividends paid by the Corporation per Share during the period since the grant date. For the purposes of this table, the reduced exercise prices have been used as the exercise prices for calculating the value of Share Rights because such Share Rights would not have been “in the money” on December 31, 2011 if the original grant price were used as the exercise price.
(2)	The NEO Agreements provide for accelerated vesting of Share Rights, Restricted Rights, Restricted Options and Options in the event of termination without cause or change of control. This amount does not include the value of Share Rights, Restricted Rights, Restricted Options and Options already vested as at December 31, 2011. On December 31, 2011, only Restricted Rights held any value, as all Share Rights, Restricted Options and Options were not “in the money” on December 31, 2011.
(3)	Represents termination of the employment of the Named Executive Officer by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.
(4)	Represents termination of the employment of the Named Executive Officer by Penn West for cause.

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(5)	Represents a Change of Control and the subsequent election by the Named Executive Officer to terminate his or her employment, resulting in the Named Executive Officer’s entitlement to benefits as if the Named Executive Officer had been terminated by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.
(6)	Represents voluntary retirement of the Named Executive Officer in accordance with the retirement policies established for senior executives of Penn West or voluntary resignation of the Named Executive Officer.
(7)	The appointment of Mr. Andrew as Vice-Chairman is terminable at the discretion of the Board of Directors, and Mr. Andrew is entitled to resign at any time. In either event, Mr. Andrews is entitled to the amounts set forth. Those amounts principally represent the amounts which would have been payable under the agreement of Mr. Andrews on his termination of employment as Chief Executive Officer in 2011, failing the continuation of his employment as Vice-Chairman.

CONTINUOUS SHAREHOLDER ENGAGEMENT

Penn West management and the Board believe that regular and constructive engagement with Shareholders is important in maintaining a solid and open relationship. Shareholders are welcome to write or email the Investor Relations Department, or any of the directors or executive officers of Penn West, care of the Investor Relations Department, using the contact information in the “Miscellaneous Matters - Additional Information” section of this Information Circular or on the Penn West website. While the Annual and Special Meeting of Shareholders provides an excellent opportunity for dialogue, Penn West also holds an Investor Day in the fall of each year as another means for Shareholders to learn more about Penn West. In addition to all of this, we at Penn West believe that the most important, efficient and fair means of communicating with Shareholders is through sound disclosure practices. We firmly believe that our disclosure practices meet or exceed all applicable standards and provide clear information with respect to our business, including our governance and our compensation strategies.

MISCELLANEOUS MATTERS

Indebtedness of Directors and Executive Officers

Penn West is not aware of any individuals who are either current or former executive officers, directors or employees of Penn West or any of Penn West’s subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Penn West or otherwise) that is owing to (i) Penn West or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

Penn West is not aware of any individuals who are, or who at any time during 2011 were, a director or executive officer of Penn West, a proposed nominee for election as a director of Penn West, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2011, indebted to Penn West or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2011 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

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Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere herein, there were no material interests, direct or indirect, of any Informed Person of Penn West, any proposed director of Penn West, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2011 or in any proposed transaction which has materially affected or would materially affect Penn West or any of its subsidiaries. “Informed Person” means: (i) a director or executive officer of Penn West; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Penn West; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

Interest of Certain Persons or Companies in Matters to be acted upon

Other than as disclosed elsewhere herein, management of Penn West is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Penn West at any time since January 1, 2011, any proposed nominee for election as a director of Penn West, or of any associate or affiliate of any of the foregoing persons or companies, in respect of any matter to be acted on at the Meeting (other than the election of directors of Penn West or the appointment of auditors of Penn West).

Additional Information

Additional information relating to Penn West is available on SEDAR at www.sedar.com. Financial information in respect of Penn West and its affairs is provided in Penn West’s annual audited comparative financial statements for the year ended December 31, 2011 and the related management’s discussion and analysis. Paper copies of Penn West’s financial statements and related management discussion and analysis are available upon request from Penn West’s Investor Relations department at:

200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3

telephone: (888) 770-2633

email: investor_relations@pennwest.com

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APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for Penn West is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The Board is, in effect, responsible for the overall stewardship and governance of Penn West, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Penn West’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type). Penn West has also disclosed below, where applicable, a comparison with some of the corporate governance standards (the “NYSE Standards”) of the New York Stock Exchange (“NYSE”). As a Canadian corporation listed on the NYSE, Penn West is not required to comply with many of the NYSE Standards, provided that it complies with the Canadian corporate governance standards. In order to claim such an exemption, however, Penn West must disclose the significant differences between its corporate governance practices and those required by the NYSE Standards to be followed by U.S. domestic companies. Penn West’s statement of Significant Differences in Penn West’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards can be found on Penn West’s website at www.pennwest.com.

Penn West’s corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NYSE Standards and comply with the applicable rules adopted by the United States Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

See “Information Concerning the Board and Director Nominees - Director Independence”.

Other than Messrs. Potter and Smith, the Board has not determined the independence of any directors under the NYSE Standards. The Board has determined that Messrs. Potter and Smith are independent under NYSE Standards.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

See “Information Concerning the Board and Director Nominees - Director Independence”.

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(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has determined that a majority of the current directors (eight of ten, or 80 percent) are independent. The Board has determined that following the Meeting, nine of eleven (or 82 percent) of the directors will be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See “Information Concerning the Board and Director Nominees - Other Public Company Board Memberships”.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present (being Mr. Nunns, the President and Chief Executive Officer of Penn West, and Mr. Andrew, the Vice-Chairman and former Chief Executive Officer of Penn West) at the conclusion of every meeting of the Board and every meeting of any committee of the Board. The number of Board and committee meetings held in 2011 is disclosed in “Information Concerning the Board and Director Nominees - Director Attendance Record”.

Under the NYSE Standards, non-employee directors are required to meet regularly without management present. In addition, if any non-employee director is not independent, the independent directors should meet at least once per year. The practices of the Board satisfy this requirement.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, John A. Brussa, is an independent director within the meaning of NI 58-101. The Board, in conjunction with the Governance Committee and Mr. Brussa, has developed broad terms of reference for the Chairman of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Shareholder and other third party relations.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

See “Information Concerning the Board and Director Nominees - Director Attendance Record”.

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2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix B.

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

(b)	Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board, in conjunction with the Chief Executive Officer, has developed a written position description for the Chief Executive Officer.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

See “Other Board Information – Director Orientation and Education - Director Orientation Program”.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See “Other Board Information – Director Orientation and Education - Director Continuing Education”.

Under the NYSE Standards, corporate governance guidelines that include, among other things, director orientation and continuing education should be adopted and posted on Penn West’s website. Penn West has adopted a policy titled “Governance Guidelines” that addresses, among other things, director orientation and continuing education. The Governance Guidelines have been posted on Penn West’s website at www.pennwest.com.

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5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of Penn West, including directors, officers and employees, and a Code of Ethics for Officers and Senior Financial Management applicable to all officers and senior financial staff, each of which is located on SEDAR at www.sedar.com, and on Penn West’s website at www.pennwest.com.

Under the NYSE Standards, a code of ethics that applies to all directors, officers and employees and that addresses certain matters should be adopted and posted on Penn West’s website. Penn West is in compliance with this requirement.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the codes by requiring quarterly certifications by its officers and senior financial management as to their compliance with the codes and through the “whistleblower” policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed since January 1, 2011 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a “Whistleblower Policy” wherein directors, officers and employees of Penn West and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of Penn West’s Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

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6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Governance Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and composition of the Board and the Governance Committee’s perception of the needs of Penn West.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Governance Committee is comprised of only independent directors.

Under the NYSE Standards, the nominating/corporate governance committee should be comprised solely of “independent directors” and should have its own charter. Although no Board determination of independence has been made under the NYSE Standards, the Board is of the view that the members of the Governance Committee meet the qualifications for independence contained in the NYSE Standards. The Governance Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has within its mandate the responsibilities of a nominating committee. The committee is responsible for identifying and recommending to the Board new candidates for nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members’ and the committee’s perception of the needs of Penn West. The committee also reviews the slate of directors for Penn West’s annual management proxy circular and recommends such slate for approval by the Board.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

See “Remuneration of Directors”.

Compensation of Officers

See “Compensation Discussion & Analysis – Executive Compensation Review Process”.

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(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is composed entirely of independent directors.

Under the NYSE Standards, the compensation committee should be comprised solely of “independent directors” and should have its own charter. Although no Board determination of independence has been made under the NYSE Standards, the Board is of the view that the members of the Human Resources and Compensation Committee meet the qualifications for independence contained in the NYSE Standards. The Human Resources and Compensation Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HR&C Committee has been delegated the responsibility to:

•

Review, receive reports from management regarding, and make recommendations to the Board for consideration with respect to, the overall main human resource policies, trends and organizational issues, including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development of management in relation to succession planning and organizational planning and design;

•

Review and make recommendations to the independent members of the Board respecting the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of Options and any other equity based or long-term incentive compensation and other terms of employment of the executive officers other than the Chief Executive Officer;

•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of Options and any other equity based or long-term incentive compensation for employees other than executive officers;

•

Review and make recommendations to the independent members of the Board respecting the corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of such goals and objectives, and make recommendations to the independent members of the Board regarding the Chief Executive Officer’s annual compensation, including salary, cash bonus any other short-term incentive compensation, any grants of Options and any other equity based or long-term incentive compensation;

•	Review and make recommendations to the Board respecting proposed appointments of officers of Penn West, including the terms of any executive employment agreements;

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•	Review and report to the Board regarding succession plans for the Chief Executive Officer, the Chief Operating Officer and other executive officers, including recruitment and training programs; and

•

Review and make recommendations to the Board respecting the compensation discussion and analysis and related disclosures of executive compensation for inclusion in information circulars and other documents for public release.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Governance Committee

Members: George H. Brookman (Chair), Daryl Gilbert and Jack Schanck, all of whom are independent directors.

The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees; developing and reviewing Penn West’s approach to corporate governance matters; and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the Board can function independently of management. The Committee annually reviews the need to recruit and recommend new members to fill Board vacancies giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Board, and recommends to the Board the nominees for election at each annual meeting.

Health, Safety, Environment and Regulatory Committee

Members: Jack Schanck (Chair), Daryl Gilbert and Shirley McClellan, all of whom are independent directors. The Health, Safety and Environment Committee assists the Board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the Board on the development and implementation of the standards and policies of Penn West in the areas of health, safety, environment and regulatory matters of an operational nature. This Committee meets separately with management of Penn West which has responsibility for such matters, and reports to the Board.

Reserves Committee

Members: Daryl Gilbert (Chair), Jack Schanck and James C. Smith, all of whom are independent directors.

The Reserves Committee assists the Board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firms that perform Penn West’s reserve evaluation and reviews the annual independent engineering reports. The committee reviews, and recommends for approval by the Board on an annual basis, the statements of reserve data and other information specified in National Instrument 51-101. The Committee also reviews any other oil and natural gas reserve report prior to release by Penn West to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and natural gas activities of Penn West.

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9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See “Other Board Information - Board and Director Performance Assessment”.

Other Activities of the Board

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, which includes substantially all management matters related to Penn West or adopted by the Board. In particular, the Board approves significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (ii) the approval of capital expenditure budgets; (iii) the establishment of credit facilities; (iv) any offers for Shares; (v) any issuances of additional Shares; (vi) the determination of dividend policies; and (vii) establishing and administering the Stock Option Plan, CSRIP, Savings Plan and any other equity-based compensation plans.

The Board, in part, performs its mandated responsibilities through the activities of its five standing committees: the Audit Committee, the Governance Committee, the Health, Safety, Environment and Regulatory Committee, the HR&C Committee and the Reserves Committee.

The Board and its committees have access to senior management on a regular basis as Mr. Nunns, the President and Chief Executive Officer, is a director and attends all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.

The Board and the Governance Committee have developed terms of reference for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board. The Board has determined that none of the directors who serve on its committees has a material relationship with Penn West that could reasonably interfere with the exercise of a director’s independent judgment. The Chairman of the Board is an independent director and is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate. See “Audit Committee Disclosures” in Penn West’s 2011 annual information form dated March 15, 2012 for information regarding Penn West’s Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees. See our website at www.pennwest.com, for a copy of the Audit Committee’s mandate.

Code of Business Conduct and Ethics

Each year, including In 2011, Penn West distributes to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Penn West’s assets, reporting of illegal or unethical behaviour and other matters. Employees are encouraged and enabled to utilize the Whistle Blower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other

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concerns. A code of ethics was also adopted that specifically addresses standards of conduct for officers and senior financial management. Compliance affirmations are obtained each quarter for all executive and certain key financial and operational employees and annually for a broader group of Penn West’s staff. The codes are available on Penn West’s website at www.pennwest.com.

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APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Penn West Petroleum Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation and its subsidiaries (the Corporation and its subsidiaries, collectively, “Penn West”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

a)	in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objective(s) of the Corporation;

b)	monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation’s principal objective(s) as defined by the Board;

c)	discharge the duties imposed on the Board by applicable laws; and

d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation’s business, which plans must:

•	be designed to achieve the Corporation’s principal objectives,

•	identify the principal strategic and operational opportunities and risk of the Corporation’s business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation’s business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and

•	approve the annual operating and capital plans, major acquisitions and dispositions and facilities;

Monitoring and Acting

•	monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO’s employment with the Corporation;

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•	approve the distribution policy of the Corporation;

•	periodically review the systems that management has put in place to ensure the integrity of the Corporation’s internal control and management information systems;

•	monitor the “good corporate citizenship” of the Corporation, including compliance by the Corporation with all applicable environmental laws;

•

in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees; and

•	approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•	ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of the Corporation, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation’s auditors;

•	ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of Penn West;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board’s stewardship for the preceding year; and

•	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the shareholders of the Corporation and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, among other things:

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate of each committee of the Board,

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•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

•	review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board;

•	review annually the adequacy and form of the compensation of directors.

Delegation

•

The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves and A&D, Human Resources and Compensation, Health, Safety, Environment and Regulatory and Governance committees.

Composition

•	The Board shall be composed of at least 6, but not more than 12, individuals selected by the shareholders of the Corporation at the annual meeting of shareholders.

•

A majority of Board members should be independent directors, being those directors with no direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out their responsibilities. In addition, the Board must affirmatively determine that an independent director has no material relationship with Penn West, nor is designated as not being independent under Section 303A.02(b) of the Corporate Governance Rules of the New York Stock Exchange.

•	Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Board members should offer their resignation from the Board to the Chairman of the Governance Committee following:

•	change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and

•	change in personal circumstances which would reasonably reflect poorly on Penn West (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

•	Board members should offer their resignation from the Board to the Chairman of the Governance Committee upon reaching age 65 and annually thereafter.

Meetings

•

The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair. In addition, the non-employee directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the meeting.

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•	There will also be an executive session of only independent directors held at least annually.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of Penn West and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

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APPENDIX C

GLOSSARY OF FREQUENTLY USED DEFINED TERMS

AND OIL AND GAS INFORMATION ADVISORY

To help you in understanding this Information Circular, we use the following terms, which are defined as explained below.

“Board” means the board of directors of Penn West as it may be constituted from time to time.

“boe” means barrels of oil equivalent. See the “Oil and Gas Information Advisory” at the end of this Appendix C for more information regarding barrels of oil equivalent.

“Corporate Conversion” means the conversion of the Trust on January 1, 2011 from an income trust structure to a corporate structure, now Penn West, pursuant to a plan of arrangement approved by the Unitholders of the Trust and the Court of Queen’s Bench of Alberta.

“CSRIP” means the Common Share Rights Incentive Plan of Penn West, which amended and replaced the TURIP in connection with the completion of the Corporate Conversion on January 1, 2011.

“DSU Plan” means the Deferred Share Unit Plan for Non-Management Directors.

“DSU” or “Deferred Share Unit” means a deferred share unit granted under the DSU Plan.

“Employee Director” means a director of Penn West who is also a full-time or part-time employee of Penn West. For greater clarity, in 2011 and as at May 3, 2012, Mr. Nunns and Mr. Andrew were the only Employee Directors.

“HR&C Committee” means the Human Resources and Compensation Committee of the Board.

“Information Circular” means this Information Circular and Proxy Statement dated May 3, 2012.

“Management” means the management of Penn West.

“Management Director” means a director of Penn West who is also a full-time employee of Penn West. For greater clarity, as of August 9, 2011, Mr. Andrew became a part-time employee and thus a Non-Management Director and Mr. Nunns, as a full-time employee, was the only Management Director.

“Mercer” means Mercer (Canada) Limited, the external national consulting firm engaged to provide compensation advice to the HR&C Committee, the Board and Management.

“Named Executive Officers” means William Andrew, the Chief Executive Officer of Penn West until August 9, 2011 and the Vice-Chairman of Penn West from since August 9, 2011, Murray Nunns, the President & Chief Operating Officer of Penn West until August 9, 2011 and the President and Chief Executive Officer since August 9, 2011, Todd Takeyasu, the Executive Vice President & Chief Financial Officer of Penn West in 2011, Hilary Foulkes, the Senior Vice President, Business Development of Penn West until August 9, 2011 and the Executive Vice President and Chief Operating Officer of Penn West since August 9, 2011, Mark Fitzgerald, the Senior Vice President, Production of Penn West until July 2011 and the Senior Vice President, Development since July 2011, and S. Keith Luft, the General Counsel and Senior Vice President, Stakeholder Relations of Penn West in 2011. “Named Executive Officer” means any one of the Named Executive Officers.

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“Non-Employee Director” means a director of Penn West who is not also a full-time or part-time employee of Penn West. For greater clarity, in 2011 and as at May 3, 2012, all of the directors, other than Mr. Andrew and Mr. Nunns, were Non-Employee Directors.

“Non-Management Director” means a director of Penn West who is not also a full-time employee of Penn West. For greater clarity, as of August 9, 2011, Mr. Andrew became a part-time employee and thus a Non-Management Director and Mr. Nunns, as a full-time employee, was the only Management Director.

“Option” means a right to purchase a Share, issued under the Stock Option Plan.

“Penn West”, “Company”, “Corporation”, “we”, “us” or “our” means, prior to January 1, 2011, the Trust and its subsidiaries, and from and after January 1, 2011, Penn West Petroleum Ltd. and its subsidiaries.

“Restricted Option” means a restricted option issued under the Stock Option Plan, as provided under the CSRIP.

“Restricted Right” means a restricted right issued under the CSRIP.

“Savings Plan” means the Employee Retirement/Savings Plan of Penn West, approved by the Unitholders of the Trust on December 14, 2010 and effective as of January 1, 2011, which replaced the Employee Retirement/Savings Plan of the Trust pursuant to the Corporate Conversion.

“Share” means a common share in the capital of Penn West.

“Share Right” means a right to purchase a Share issued under the CSRIP.

“Shareholder” or “You” means a person who owns, directly or indirectly, Shares of Penn West.

“Stock Option Plan” means the stock option plan of Penn West approved by the Unitholders of the Trust on December 14, 2010 and effective as of January 1, 2011.

“Trust” means Penn West Energy Trust, as it existed prior to the Corporate Conversion.

“Trust Unit” means a trust unit of the Trust.

“TSX” means the Toronto Stock Exchange.

“TURIP” means the Trust Unit Rights Incentive Plan of the Trust adopted by the Unitholders on May 31, 2005 and in place prior to the Corporate Conversion and replaced by the CSRIP as of January 1, 2011.

“Unit Right” means a right to purchase a Trust Unit, issued under the TURIP.

“Unitholder” means a person who owned, director or indirectly, a Trust Unit prior to the Corporate Conversion.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

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